Pricing Supplement No. 208 dated July 31, 2015
to Prospectus Supplement dated July 31, 2015
to Prospectus dated July 31, 2015, each as may be amended

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-206013



25,000,000
ELEMENTS℠
Linked to the
Morningstar® Wide Moat Focus℠ Total Return Index
due October 24, 2022

The ELEMENTS℠ Linked to the Morningstar® Wide Moat Focus℠ Total Return Index due October 24, 2022 (the "Securities") do not guarantee any return of principal at maturity and do not pay any interest during their term. Instead, you will receive a cash payment at maturity or upon repurchase by Deutsche Bank AG, London Branch based on the performance of the Morningstar® Wide Moat Focus Total Return Index, less an investor fee. **Any payment at maturity or upon repurchase is subject to our ability to pay our obligations as they become due.** The principal terms of the Securities are as follows:

Issuer: Deutsche Bank AG, London Branch ("Deutsche Bank").

CUSIP Number: 25153Q 70 8

Underlying Index: The return on the Securities is linked to the performance of the Morningstar® Wide Moat Focus Total Return Index (the "Index"). The Index is derived from the universe of companies that Morningstar® determines have "wide moats." A wide-moat company is one that has a maintainable return on invested capital exceeding cost of capital and a sustainable competitive advantage. The Index is composed of the common stocks of the twenty eligible companies within the Morningstar® Wide Moat universe that have the highest ratio of fair value to stock price. The Index is a subset of the Morningstar® US Market Index, a market index representing approximately 97% of U.S. equity market capitalization. The Index was developed by Morningstar, Inc., and is published on Bloomberg under the symbol "**MWMFTR <Index>**". The Index and the Morningstar® Wide Moat universe are described further in this pricing supplement.

Secondary Market: The Securities are listed on NYSE Arca under the ticker symbol "WMW". To the extent there is an active secondary market in the Securities, we expect that investors will purchase and sell the Securities primarily in this secondary market.

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You may lose some or all of your principal if you invest in the Securities. See "Risk Factors" beginning on page PS-12 of this pricing supplement for risks relating to an investment in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

The estimated value of the Securities on each trading day is their daily repurchase value on such trading day, which is subject to an investor fee. See "Fee Factor" below.

The Securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

We sold 600,000 Securities on the inception date through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and one or more agents or dealers at their stated principal amount of $10.00 each. Additional Securities have been and may continue to be offered and sold from time to time, at our sole discretion, through our affiliate, DBSI, and one or more dealers at then-current market prices which may be significantly higher or lower than the stated principal amount of $10.00. As of July 6, 2015, there were approximately 1,260,000 Securities outstanding. We are under no obligation to sell additional Securities at any time, and if we do sell additional Securities, we may limit such sales and stop selling additional Securities at any time. See "Risk Factors — We May Issue and Sell Additional Securities From Time to Time But We Are Under No Obligation to Do So. Any Limitation or Suspension on the Issuance of the Securities May Materially and Adversely Affect the Price and Liquidity of the Securities in the Secondary Market and May Cause the Securities to Trade at a Premium or Discount in Relation to Their Intraday Indicative Security Value."

We will receive proceeds equal to 100% of the offering price of Securities sold after the inception date. MLPF&S and each dealer in the initial distribution charged, and DBSI and any other dealer involved in any subsequent distribution charged, and are expected to charge, normal commissions for the purchase of the Securities. Merrill Lynch, Pierce, Fenner & Smith Incorporated, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), will receive a portion of the investor fee. DBSI is our affiliate. Please see "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement for more information.

Deutsche Bank Securities   **BofA Merrill Lynch**

As Agents for

Deutsche Bank AG, London Branch

Pricing Supplement dated July 31, 2015

ELEMENTS℠ and ▪ELEMENTS are service marks of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Payment at Maturity: If your Securities have not previously been repurchased by Deutsche Bank at your election, at maturity, subject to the credit of the Issuer, you will receive a cash payment equal to the principal amount of your Securities *times* the index factor on the final valuation date *times* the fee factor on the final valuation date. **Any payment at maturity or upon repurchase at your option is subject to our ability to pay our obligations as they become due.**

Repurchase of the Securities: Subject to the requirements described below, you may offer $2,500,000 stated principal amount (250,000 Securities) or more of your Securities to Deutsche Bank for repurchase on any business day during the term of the Securities. If you elect to offer your Securities for repurchase, and the requirements for acceptance by Deutsche Bank are met, you will receive a cash payment in an amount equal to the "daily repurchase value," which is the principal amount of your Securities to be repurchased times the index factor on the applicable valuation date times the fee factor on the applicable valuation date. Thus, in calculating the daily repurchase value, the Calculation Agent will take into account the principal amount of the Securities and the performance of the Index from the inception date to the close of trading on the applicable valuation date, reduced by the investor fee on such trading day. The Calculation Agent expects to calculate and publish the daily repurchase value of your Securities after the close of trading on each trading day at www.elementsetn.com. Because the applicable daily repurchase value will not be calculated and published until the close of trading on your desired valuation date, you will not know the applicable daily repurchase value at the time you exercise your repurchase right on the business day preceding your desired valuation date and will bear the risk that your Securities will decline in value between the time of your exercise and the time at which the daily repurchase value is determined.

Repurchase Mechanics: To offer your Securities to Deutsche Bank for repurchase on a repurchase date, you and your broker must deliver an irrevocable offer for repurchase to Deutsche Bank Securities Inc. ("DBSI") no later than 4:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date and follow the procedures set forth under "Specific Terms of the Securities—Repurchase Procedures." The last valuation date for which you may submit an offer for repurchase (which offer must be delivered to DBSI no later than 4:00 p.m., New York City time, on the business day immediately preceding such valuation date) is October 4, 2022. If you fail to comply with these procedures, your offer will be deemed ineffective and Deutsche Bank will not be obligated to repurchase your Securities. Unless the scheduled repurchase date is postponed due to a market disruption event as described herein, the final day on which Deutsche Bank will repurchase your Securities will be October 7, 2022.

Intraday Indicative Security Value: The intraday indicative security value, which is meant to approximate the economic value of the Securities at *any given time* during a trading day, equals the principal amount of the Securities *times* the index factor calculated based on the level of the Index at such time *times* the fee factor for the day on which such time occurs. It is calculated using the same formula as the daily repurchase value, except that instead of using *the closing level* of the Index, the calculation is based *on the intraday level* of the Index at the particular time. In calculating the intraday indicative security value at any given time, the Calculation Agent will take into account the principal amount of the Securities, the performance of the Index from the inception date to such time and the deduction of the investor fee.

The Calculation Agent will publish the intraday indicative security value under the Bloomberg symbol WMWIV. The intraday indicative security value is a calculated value and is not the same as the trading price of the Securities and is not a price at which you can buy or sell the Securities in the secondary market. The intraday indicative security value does not take into account the factors that influence the trading price of the Securities, such as imbalances of supply and demand, lack of liquidity and credit considerations. **The actual trading price of the Securities in the secondary market may vary significantly from their intraday indicative security value.**

Investors can compare the trading price of the Securities against the intraday indicative security value to determine whether the Securities are trading in the secondary market at a premium or a discount to the economic value of the Securities at any given time. Investors are cautioned that paying a premium purchase price over the intraday indicative security value at any time could lead to the loss of any premium in the event the investor sells the Securities when the premium is no longer present in the marketplace or when the Securities are repurchased by us. It is also possible that the Securities will trade in the secondary market at a discount below the intraday indicative security value and that investors would receive less than the intraday indicative security value if they had to sell their Securities in the market at such time.

Valuation Date: Valuation date means each trading day from October 25, 2007 to October 4, 2022 inclusive and October 18, 2022. We refer to October 18, 2022, as the "final valuation date." If there is a market disruption event occurring on a valuation date, such valuation date, including the final valuation date, may be postponed as provided herein.

Repurchase Date: A repurchase date is the third business day following a valuation date. Unless the scheduled repurchase date is postponed due to a market disruption event as described herein, the final day on which Deutsche Bank will repurchase your Securities will be October 7, 2022.

Inception Date: October 17, 2007.

Initial Settlement Date: October 23, 2007.

Index Factor: The index factor on any given day, other than the final valuation date, will be equal to the closing level of the Index on that day *divided by* the initial index level. The index factor on the final valuation date will equal the average of the closing levels of the Index for the five trading days prior to and including the final valuation date *divided by* the initial index level. The initial index level is the closing level of the Index on the inception date and is equal to 2,646.02. For purposes of calculating the intraday indicative security value, the index factor will be determined as described above using the intraday level of the Index.

Fee Factor: The fee factor is equal to one minus the product of (i) the annual investor fee and (ii) the number of days elapsed from the inception date to and including the applicable valuation date divided by 365. The annual investor fee is equal to 0.75%. The investor fee is the amount that we charge you for providing exposure to the Index and covers the expected cost of hedging our obligations under the Securities as well as the profit we expect to realize for assuming the related risk. A portion of the investor fee is paid to MLPF&S for the services it provides relating to the distribution of the Securities.

Because the fee factor is a number lower than 1, when applied as a multiple, it will have the effect of lowering the amount you receive at maturity or upon repurchase.

Because the investor fee reduces the amount of your return at maturity or upon repurchase by Deutsche Bank, the level of the Index must increase by an amount sufficient to offset the investor fee applicable to your Securities in order for you to receive a positive return on your investment at maturity or upon repurchase. If the level of the Index decreases or does not increase sufficiently, you will receive less than your initial investment at maturity or upon repurchase by Deutsche Bank.

Trading Day: A trading day is a day on which (i) the level of the Index is calculated and published, (ii) trading is generally conducted on the New York Stock Exchange, NYSE Arca and the Nasdaq Stock Market and (iii) trading is generally conducted on the markets on which the stocks underlying the Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Business Day: A business day is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London, England generally are authorized or obligated by law, regulation or executive order to close.

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

You should read this pricing supplement together with the prospectus dated July 31, 2015, as supplemented by the prospectus supplement dated July 31, 2015 relating to our Series A global notes of which the Securities are a part. You may access these documents on the website of the Securities and Exchange Commission (the "SEC") and any further supplements to these documents at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus supplement dated July 31, 2015:
  http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

- Prospectus dated July 31, 2015:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312515273165/d40464d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "we," "us" or "our" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying prospectus supplement and prospectus, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

TABLE OF CONTENTS

SUMMARY

The following is a summary of terms of the ELEMENTS^{SM} Linked to the Morningstar® Wide Moat Focus^{SM} Total Return Index due October 24, 2022 (the "Securities"), as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. References to the "prospectus" mean our accompanying prospectus, dated July 31, 2015, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated July 31, 2015, which supplements the prospectus, in each case as may be amended or supplemented from time to time.

On the inception date, we sold 600,000 Securities through MLPF&S and one or more agents or dealers and since then, we have offered and sold additional Securities. As of July 6, 2015, there were approximately 1,260,000 Securities outstanding. Depending on market demand, we may, without your consent, create and issue Securities, in addition to those offered by this pricing supplement, having the same terms and conditions as the Securities and we may consolidate the additional Securities to form a single class with the outstanding Securities. Any such additional Securities may be offered and sold from time to time through DBSI or one or more dealers in amounts to be determined solely by us. However, we are under no obligation to issue and sell additional Securities at any time, and if we do sell additional Securities, we may limit such sales and stop selling additional Securities at any time. If we suspend the issuance of additional Securities, the price and liquidity of such Securities in the secondary market could be materially and adversely affected. Unless we indicate otherwise, if we suspend selling additional Securities, we reserve the right to resume selling additional Securities at any time, which might result in the reduction or elimination of any premium in the trading price. See "Risk Factors — We May Issue and Sell Additional Securities From Time to Time But We Are Under No Obligation to Do So. Any Limitation or Suspension on the Issuance of the Securities May Materially and Adversely Affect the Price and Liquidity of the Securities in the Secondary Market and May Cause the Securities to Trade at a Premium or Discount in Relation to Their Intraday Indicative Security Value" and "— You May Not Be Able to Purchase or Sell Your Securities in the Secondary Market at the Intraday Indicative Security Value, and Paying a Premium Purchase Price Over the Intraday Indicative Security Value Could Lead To Significant Losses" in this pricing supplement for more information.

Additionally, the number of Securities outstanding could be reduced at any time due to repurchases of the Securities by Deutsche Bank as described in this pricing supplement. A suspension of additional issuances of the Securities could result in a significant reduction in the number of outstanding Securities if investors subsequently exercise their right to have the Securities repurchased by us. Accordingly, the number of outstanding Securities could vary substantially over the term of the Securities and adversely affect the liquidity of the Securities. See "Risk Factors — You May Not be Able to Offer Your Securities for Repurchase if the Total Number of Securities Outstanding Has Fallen to a Level That is Close To or Below 250,000."

This section summarizes the following aspects of the Securities:

- What are the Securities and how do they work?

- How do you calculate the payment on the Securities?

- What is the daily repurchase value of the Securities?

- What is the intraday indicative security value of the Securities?

- What are the fees and how are they calculated?

- How do you sell your Securities?

- How do you offer your Securities for repurchase by Deutsche Bank?

- What are some of the risks of the Securities?

- Is this the right investment for you?

- What are the tax consequences of an investment in the Securities?

What Are the Securities and How Do They Work?

The Securities are senior unsecured obligations of Deutsche Bank, acting through its London branch, that are linked to the performance of the Morningstar® Wide Moat Focus Total Return Index (the "Index").

The Index is comprised of the common stocks of the twenty eligible companies within the Morningstar® Wide Moat universe that have the highest ratio of fair value to stock price. The Morningstar® Wide Moat universe is comprised of U.S. companies that Morningstar® determines have a "wide moat." A wide-moat company is one that has a maintainable return on invested capital ("ROIC") exceeding cost of capital and a sustainable competitive advantage. The potential competitive advantages analyzed by Morningstar, Inc. (the "Index Sponsor") in order to construct the Morningstar® Wide Moat universe are intangible assets, cost advantages, high switching costs for customers, and "network effects" (by which the value of a company's goods and services increases with the number of consumers). The Index is a subset of the Morningstar® US Market Index, a broad market index whose components are selected based on liquidity and market capitalization, and which represent approximately 97% of U.S. equity market capitalization. The Index was developed by the Index Sponsor and is published on Bloomberg under the symbol "MWMFTR <Index>". For more information see "The Index" below.

If your Securities have not been previously repurchased by Deutsche Bank at your election, at maturity, subject to the credit of the Issuer, you will receive a cash payment equal to the principal amount of your Securities *times* the index factor determined on the final valuation date *times* the fee factor on the final valuation date. **The Securities do not guarantee any return of principal at maturity and do not pay any interest during their term.**

We will not pay you interest during the term of the Securities.

For a further description of how your payment at maturity will be calculated, see "—How Do You Calculate the Payment on the Securities?", "—Hypothetical Examples" and "Specific Terms of the Securities" below in this pricing supplement.

How Do You Calculate the Payment on the Securities?

Set forth below is an explanation of the steps necessary to calculate the payment on the Securities at maturity or upon any repurchase by Deutsche Bank.

Step 1: Calculate the fee factor

The fee factor is equal to one minus the product of (i) the annual investor fee and (ii) the number of days elapsed from the inception date to and including the applicable valuation date divided by 365. The annual investor fee is equal to 0.75%.

Step 2: Calculate the index factor

The index factor on any given day, other than the final valuation date, will be equal to the closing level of the Index on that day divided by the initial index level. The index factor on the final valuation date will equal the average of the closing levels of the Index for the five trading days prior to and including the final valuation date *divided by* the initial index level. The initial index level is equal to 2,646.02, the closing level of the Index on the inception date.

Step 3: Calculate the payment

You will receive a cash payment at maturity or upon repurchase by Deutsche Bank, as applicable, equal to the principal amount of your Securities *times* the index factor on the applicable valuation date *times* the fee factor on the applicable valuation date.

Because the investor fee reduces the amount of your return at maturity or upon repurchase by Deutsche Bank, the level of the Index must increase by an amount sufficient to offset the investor fee applicable to your Securities in order for you to receive a positive return on your investment at maturity or upon repurchase of your Securities by Deutsche Bank. If the level of the Index decreases or does not increase sufficiently, you will receive less than your initial investment at maturity or upon repurchase of your Securities by Deutsche Bank.

What Is the Daily Repurchase Value of the Securities?

We refer to the amount you will be entitled to receive upon any early repurchase per Security as the "daily repurchase value." The daily repurchase value reflects the principal amount of your Securities and the performance of the Index from the inception date to the close of trading on the applicable valuation date, reduced by the investor fee on such trading day. If you elect to offer your Securities for repurchase, and the requirements for acceptance by Deutsche Bank are met, you will receive a cash payment in an amount equal to the daily repurchase value, which is the principal amount of your Securities to be repurchased *times* the index factor on the applicable valuation date *times* the fee factor on the applicable valuation date. The Calculation Agent expects to calculate and publish the daily repurchase value of your Securities after the close of trading on each trading day at www.elementsetn.com.

What Is the Intraday Indicative Security Value of the Securities?

The Calculation Agent will calculate and publish during each trading day an "intraday indicative security value," which is meant to approximate the economic value of the Securities *at any given time* during the trading day, equals the principal amount of the Securities *times* the index factor calculated based on the level of the Index at such time *times* the fee factor for the day on which such time occurs. It is calculated using the same formula as the daily repurchase value, except that instead of using *the closing level* of the Index, the calculation is based on *the intraday level* of the Index at the particular time. In calculating the intraday indicative security value at any given time, the Calculation Agent will take into account the principal amount of the Securities, the performance of the Index from the inception date to such time and the deduction of the investor fee.

The intraday indicative security value is not the same as the trading price of the Securities and is not a price at which you can buy or sell the Securities in the secondary market. **The trading price of the Securities at any time may vary significantly from their intraday indicative security value.** Investors can compare the trading price of the Securities against the intraday indicative security value to determine whether the Securities are trading in the secondary market at a premium or a discount to the economic value of the Securities at any given time. Investors are cautioned that paying a premium purchase price over the intraday indicative security value at any time could lead to the loss of any premium in the event the investor sells the Securities when the premium is no longer present in the marketplace or when the Securities are repurchased by us. It is also possible that the Securities will trade in the secondary market at a discount below the intraday indicative security value and that investors would receive less than the intraday indicative security value if they had to sell their Securities in the market at such time.

The Calculation Agent will publish the intraday indicative security value under the Bloomberg symbol WMWIV. Additionally, the Calculation Agent expects to calculate and publish the daily repurchase value of your Securities after the close of trading on each trading day at www.elementsetn.com.

What Are the Fees and How Are They Calculated?

The fee factor is equal to one *minus* the product of (i) the annual investor fee and (ii) the number of days elapsed from the inception date to and including the applicable valuation date *divided* by 365. **Because the fee factor is a number lower than 1, when applied as a multiple, it will have the effect of lowering the amount you receive at maturity or upon repurchase.** The annual investor fee is equal to 0.75%. The investor fee constitutes the amount we charge investors for providing the particular exposure to the Index, including the expected cost of hedging our obligations under the Securities, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. A portion of the investor fee is paid to MLPF&S for the services it provides relating to the distribution of the Securities.

MLPF&S and each dealer in the initial distribution charged, and DBSI and any other dealer involved in any subsequent distribution charged, and are expected to charge, normal commissions for the purchase of the Securities.

How Do You Sell Your Securities?

The Securities are listed on NYSE Arca. To the extent there is an active secondary market in the Securities, we expect that investors will purchase and sell such Securities primarily in this secondary market. A trading market for your Securities may not develop, however, and no assurances can be given as to the continuation of any listing during the term of the Securities. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange. If the Securities are delisted or if a sufficiently active secondary market in the Securities does not develop, there likely will not be enough liquidity in the Securities to allow you to trade or sell your Securities when you wish to do so or at a price that reflects a liquid market in the Securities.

How Do You Offer Your Securities for Repurchase by Deutsche Bank?

To offer your Securities to Deutsche Bank for repurchase on a repurchase date, you and your broker must deliver an irrevocable offer for repurchase to DBSI no later than 4:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date and follow the procedures set forth below and under "Specific Terms of the Securities — Repurchase Procedures." The last valuation date for which you may submit an offer for repurchase (which offer must be delivered to DBSI no later than 4:00 p.m., New York City time, on the business day immediately preceding such valuation date) is October 4, 2022. Because the applicable daily repurchase value will not be calculated and published until the close of trading on your desired valuation date, you will not know the applicable daily repurchase value at the time you exercise your repurchase right on the business day preceding your desired valuation date and will bear the risk that your Securities will decline in value between the time of your exercise and the close of trading on the applicable valuation date. Because valuation dates are subject to postponement in the event of a market disruption event as described below and under "Specific Terms of the Securities – Market Disruption Event," you may bear this risk for an extended period of time. The repurchase date for your Securities will be the third business day following the valuation date.

If you wish to offer your Securities to Deutsche Bank for repurchase, you and your broker must follow the following procedures:

• your broker must deliver an irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to DBSI by 4:00 p.m., New York City time, on the business day immediately preceding the valuation date three business days prior to the applicable repurchase date. You must offer at least $2,500,000 stated principal amount of your Securities (250,000 Securities) for repurchase by Deutsche Bank on any repurchase date. DBSI must acknowledge receipt from your broker in order for your offer to be effective;

• your broker must book a delivery vs. payment trade with respect to your Securities on the applicable valuation date at a price equal to the applicable daily repurchase value, facing DBSI; and

• cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the applicable repurchase date (the third business day following the valuation date).

Different brokers and DTC participants may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm or other DTC participant through which you own your interest in the Securities in respect of such deadlines. If DBSI does not receive your offer for repurchase by 4:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date, your notice will not be effective and we will not accept your offer to repurchase your Securities on the applicable repurchase date. Any repurchase instructions that we receive in accordance with the procedures described above will be irrevocable. We may request that DBSI purchase the Securities you offer to us for repurchase for a cash payment that would otherwise have been payable by us. Any Securities purchased by DBSI will remain outstanding. **If less than 250,000 Securities of an offering are outstanding, you will not be able to avail yourself of the repurchase option.**

A valuation date is each trading day from October 25, 2007 to October 4, 2022 inclusive and October 18, 2022. Unless the scheduled repurchase date is postponed due to a market disruption event, the final day on which Deutsche Bank will repurchase your Securities will be October 7, 2022. A valuation date may be postponed due to a market disruption event up to five scheduled trading days. If postponement of a valuation date due to a market disruption occurs, such postponement will continue until the next trading day on which there is no market disruption, for up to five scheduled trading days. If a market disruption event causes the postponement of the valuation date for more than five scheduled trading days, the level of the Index for such repurchase date will be determined (or, if not determinable, estimated) by the Calculation Agent in a manner which it considers commercially reasonable under the circumstances on such valuation date, as postponed. If a valuation date is postponed, the corresponding repurchase date will also be postponed so that such repurchase date occurs on the third business day following the valuation date as postponed.

What Are Some of the Risks of the Securities?

An investment in the Securities involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

- **Uncertain Principal Repayment** – Your principal is not protected. If the level of the Index decreases, or does not increase by an amount greater than the investor fee applicable to your Securities, you will receive less than your original investment in the Securities upon repurchase or at maturity.

- **Underlying Index and Market Risk** – The return on the Securities is linked to the performance of the Index which, in turn, is linked to the prices of the common stocks that make up the Index. Prices may change unpredictably, affecting the level of the stocks that make up the Index and, consequently, the value of your Securities in unforeseeable ways. The Index Sponsor may suspend or discontinue the calculation or publication of the Index, making it difficult to determine the market value of the Index and of your Securities which, may in turn, adversely affect the market price of your Securities.

- **No Interest Payments** – You will not receive any periodic interest payments on the Securities.

- **Credit Risk of the Issuer** – The Securities are senior unsecured obligations of Deutsche Bank, acting through its London branch. Any payments you are entitled to receive on your Securities are subject to the ability of Deutsche Bank to pay its obligations as they come due. This risk is in addition to the risks posed by the Index.

- **There May Not Be an Active Trading Market for the Securities** – Although the Securities are listed on NYSE Arca, there may not be an active trading market for the Securities. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange.

- **Restrictions on Repurchases by Deutsche Bank** – You must offer at least $2,500,000 stated principal amount of Securities (250,000 Securities) to Deutsche Bank for your offer for repurchase to be considered.

- **Your Offer for Repurchase Is Irrevocable** – You will not be able to rescind your offer for repurchase after it is received by DBSI, so you will be exposed to market risk in the event market conditions change after DBSI receives your offer.

- **Conflicts of Interest** – We own, directly or indirectly, all of the outstanding equity securities of DBSI. Because DBSI is both our affiliate and a member of FINRA, any distribution of the Securities by DBSI must be conducted in compliance with the requirements of FINRA Rule 5121 regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. See "Supplemental Plan of Distribution (Conflicts of Interest)."

- **Uncertain Tax Treatment** – Significant aspects of the tax treatment of the Securities are uncertain, and the Internal Revenue Service ("IRS") or a court might not uphold the tax consequences described in this pricing supplement.

Is This the Right Investment for You?

The Securities may be a suitable investment for you if:

- You seek an investment with a return linked to the performance of the Index.

- You believe the level of the Index will increase by an amount sufficient to offset the investor fee and to provide you with a satisfactory return on your investment during the term of the Securities.

- You are willing to accept the risk of fluctuations in the level of the Index.

- You do not seek current income from this investment.

The Securities may not be a suitable investment for you if:

- You are not willing to be exposed to fluctuations in the level of the Index.

- You seek a guaranteed return of principal.

- You believe the level of the Index will decrease or will not increase by an amount sufficient to offset the investor fee during the term of the Securities.

- You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

- You seek current income from your investment.

What Are the Tax Consequences of an Investment in the Securities?

You should review carefully the section in this pricing supplement entitled "U.S. Federal Income Tax Consequences."

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Securities, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following examples show how the Securities would perform in hypothetical circumstances. We have included two examples in which the Index has increased by approximately 200% at maturity, as well as two examples in which the Index has decreased by approximately 50% at maturity. These examples highlight the behavior of the indicative security value in different circumstances, but they are intended to be illustrative and are entirely hypothetical and not indicative of actual results. The figures in these examples may have been rounded for convenience. Figures for year 15 are as of the final valuation date, and given the indicated assumptions, a holder will receive payment at maturity in the indicated amount, according to the indicated formula. The closing level of the Index for year 15 in the hypotheticals below is the average of the closing levels of the Index for the five trading days prior to and including the final valuation date. **It is possible that you could lose your entire investment if your Securities are exposed to severe or repeated adverse monthly performances. Any payment at maturity or upon earlier repurchase is subject to our ability to satisfy our obligations as they become due.**

Assumptions:

Annual Investor Fee	Days	Principal	Initial Index Level
0.75%	365	$10.00	2,646.02

N = the actual number of days elapsed from the inception date to and including the applicable valuation date. For purposes of the calculation in this table, each year is assumed to have 365 days.

Example 1: The closing level of the Index is lower than the initial index level in the first 3 years, resulting in negative annualized product returns. The closing level of the Index is higher than the initial index level in the following 12 years, resulting in positive annualized product returns.

A Year	B Index Level	C Index Factor	D Investor Fee	E Fee Factor	F Indicative Security Value	G Annualized Index Return	H Annualized Product Return
A	*B*	*B / Initial Index Level*	*0.75% * (N / 365)*	*1 – D*	*Principal * C * E*		
0	2,646.02	1.00	0.00%	100.00%	10.00		
1	2,088.77	0.79	0.75%	99.25%	7.83	-21.06%	-21.65%
2	2,348.40	0.89	1.50%	98.50%	8.74	-5.79%	-6.50%
3	2,307.54	0.87	2.25%	97.75%	8.52	-4.46%	-5.18%
4	2,942.35	1.11	3.00%	97.00%	10.79	2.69%	1.91%
5	3,175.22	1.20	3.75%	96.25%	11.55	3.71%	2.92%
6	3,704.43	1.40	4.50%	95.50%	13.37	5.77%	4.96%
7	4,471.77	1.69	5.25%	94.75%	16.01	7.78%	6.96%
8	5,424.34	2.05	6.00%	94.00%	19.27	9.39%	8.55%
9	5,477.26	2.07	6.75%	93.25%	19.30	8.42%	7.58%
10	5,688.94	2.15	7.50%	92.50%	19.89	7.96%	7.12%
11	6,138.77	2.32	8.25%	91.75%	21.29	7.95%	7.11%
12	6,747.35	2.55	9.00%	91.00%	23.21	8.11%	7.27%
13	6,906.11	2.61	9.75%	90.25%	23.56	7.66%	6.81%
14	7,620.54	2.88	10.50%	89.50%	25.78	7.85%	7.00%
15	7,938.06	3.00	11.25%	88.75%	26.63	7.60%	6.75%

Example 2: The closing level of the Index is lower than the initial index level in the first 11 years, resulting in negative annualized product returns. The closing level of the Index is higher than or equal to the initial index level in the following 4 years, resulting in positive annualized product returns. If the level of the Index does not increase sufficiently to offset the impact of the investor fee, as shown in this example, when, in year 12, the Index increases to the initial index level, the annualized product return will be negative and you will receive less than the principal amount at maturity or upon repurchase of your Securities by Deutsche Bank.

A Year	B Index Level	C Index Factor	D Investor Fee	E Fee Factor	F Indicative Security Value	G Annualized Index Return	H Annualized Product Return
A	*B*	*B / Initial Index Level*	*0.75% * (N / 365)*	*1 – D*	*Principal * C * E*		
0	2,646.02	1.00	0.00%	100.00%	10.00		
1	1,666.99	0.63	0.75%	99.25%	6.25	-37.00%	-37.47%
2	1,719.91	0.65	1.50%	98.50%	6.40	-19.38%	-19.98%
3	1,561.15	0.59	2.25%	97.75%	5.77	-16.13%	-16.76%
4	1,375.93	0.52	3.00%	97.00%	5.04	-15.08%	-15.73%
5	1,164.25	0.44	3.75%	96.25%	4.24	-15.14%	-15.79%
6	1,428.85	0.54	4.50%	95.50%	5.16	-9.76%	-10.45%
7	1,825.75	0.69	5.25%	94.75%	6.54	-5.16%	-5.89%
8	1,375.93	0.52	6.00%	94.00%	4.89	-7.85%	-8.56%
9	1,746.37	0.66	6.75%	93.25%	6.15	-4.51%	-5.25%
10	1,481.77	0.56	7.50%	92.50%	5.18	-5.63%	-6.37%
11	2,222.66	0.84	8.25%	91.75%	7.71	-1.57%	-2.34%
12	2,646.02	1.00	9.00%	91.00%	9.10	0.00%	-0.78%
13	4,418.85	1.67	9.75%	90.25%	15.07	4.02%	3.21%
14	5,636.02	2.13	10.50%	89.50%	19.06	5.55%	4.72%
15	7,938.06	3.00	11.25%	88.75%	26.63	7.60%	6.75%

Example 3: The Index decreases in the first 8 years and the closing level of the Index remains lower than the initial index level for 15 years, resulting in negative annualized product returns.

A Year	B Index Level	C Index Factor	D Investor Fee	E Fee Factor	F Indicative Security Value	G Annualized Index Return	H Annualized Product Return
A	*B*	*B / Initial Index Level*	*0.75% * (N / 365)*	*1 – D*	*Principal * C * E*		
0	2,646.02	1.00	0.00%	100.00%	10.00		
1	2,088.77	0.79	0.75%	99.25%	7.83	-21.06%	-21.65%
2	1,959.40	0.74	1.50%	98.50%	7.29	-13.95%	-14.59%
3	1,838.05	0.69	2.25%	97.75%	6.79	-11.44%	-12.11%
4	1,724.21	0.65	3.00%	97.00%	6.32	-10.15%	-10.84%
5	1,617.42	0.61	3.75%	96.25%	5.88	-9.38%	-10.07%
6	1,517.25	0.57	4.50%	95.50%	5.48	-8.85%	-9.55%
7	1,458.60	0.55	5.25%	94.75%	5.22	-8.16%	-8.86%
8	1,368.26	0.52	6.00%	94.00%	4.86	-7.91%	-8.62%
9	1,622.49	0.61	6.75%	93.25%	5.72	-5.29%	-6.02%
10	1,722.97	0.65	7.50%	92.50%	6.02	-4.20%	-4.94%
11	1,936.40	0.73	8.25%	91.75%	6.71	-2.80%	-3.56%
12	1,995.49	0.75	9.00%	91.00%	6.86	-2.32%	-3.09%
13	1,871.90	0.71	9.75%	90.25%	6.38	-2.63%	-3.39%
14	1,755.97	0.66	10.50%	89.50%	5.94	-2.89%	-3.65%
15	1,323.01	0.50	11.25%	88.75%	4.44	-4.52%	-5.27%

Example 4: The Index decreases in the first year and, other than in year 3, the closing level of the Index for all of the other years remains lower than the initial index level, resulting in negative annualized product returns.

A Year	B Index Level	C Index Factor	D Investor Fee	E Fee Factor	F Indicative Security Value	G Annualized Index Return	H Annualized Product Return
A	*B*	*B / Initial Index Level*	*0.75% * (N / 365)*	*1 – D*	*Principal * C * E*		
0	2,646.02	1.00	0.00%	100.00%	10.00		
1	2,088.77	0.79	0.75%	99.25%	7.83	-21.06%	-21.65%
2	2,354.38	0.89	1.50%	98.50%	8.76	-5.67%	-6.38%
3	2,681.18	1.01	2.25%	97.75%	9.90	0.44%	-0.32%
4	2,433.08	0.92	3.00%	97.00%	8.92	-2.08%	-2.82%
5	2,095.35	0.79	3.75%	96.25%	7.62	-4.56%	-5.29%
6	2,386.20	0.90	4.50%	95.50%	8.61	-1.71%	-2.46%
7	2,055.06	0.78	5.25%	94.75%	7.36	-3.55%	-4.29%
8	1,944.20	0.73	6.00%	94.00%	6.91	-3.78%	-4.52%
9	1,674.35	0.63	6.75%	93.25%	5.90	-4.96%	-5.69%
10	1,906.76	0.72	7.50%	92.50%	6.67	-3.22%	-3.97%
11	2,192.77	0.83	8.25%	91.75%	7.60	-1.69%	-2.46%
12	2,247.59	0.85	9.00%	91.00%	7.73	-1.35%	-2.12%
13	1,935.61	0.73	9.75%	90.25%	6.60	-2.38%	-3.14%
14	1,398.26	0.53	10.50%	89.50%	4.73	-4.45%	-5.21%
15	1,323.01	0.50	11.25%	88.75%	4.44	-4.52%	-5.27%

Historical Information of the Securities

The Securities are linked to the performance of the Morningstar® Wide Moat Focus^{SM} Total Return Index. Publication of the Morningstar® Wide Moat Focus^{SM} Total Return Index began on February 14, 2007. No actual investment in securities linked to the Morningstar® Wide Moat Focus^{SM} Total Return Index was possible prior to February 14, 2007.

The following graph sets out the historical performance of the Securities from July 8, 2010 to July 8, 2015. The historical performance of the Securities shown below reflect the daily repurchase values of the Securities calculated on each trading day from July 8, 2010 to July 8, 2015 and do not reflect the actual trading prices of the Securities. The graph below does not represent the actual return you should expect to receive on the Securities. Historical performance of the Securities is not indicative of future performance of your investment in the Securities. **The Securities do not guarantee any return of, or on, your initial investment. Any payment at maturity or upon earlier repurchase is subject to our ability to satisfy our obligations as they become due.**



Historical Performance of the ELEMENTS^{SM} Linked to Morningstar® Wide Moat Focus^{SM} Total Return Index ETN from July 8, 2010 to July 8, 2015

RISK FACTORS

The Securities are senior unsecured obligations of Deutsche Bank, acting through its London branch. The Securities are riskier than ordinary unsecured debt securities. The return on the Securities is linked to the performance of the Index. Investing in the Securities is not equivalent to investing directly in the common stocks that make up the Index (each, an "Index Component" and together the "Index Components") or the Index itself. See "The Index" below for more information.

This section describes the most significant risks relating to an investment in the Securities. **We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement before investing in the Securities.**

Even if the Level of the Index at Maturity or upon Repurchase by Deutsche Bank Exceeds the Initial Index Level, You May Receive Less Than the Principal Amount of Your Securities

Because the investor fee reduces the amount of your return at maturity or upon repurchase by Deutsche Bank, the level of the Index must increase by an amount sufficient to offset the investor fee applicable to your Securities in order for you to receive a positive return on your investment at maturity or upon repurchase of your Securities by Deutsche Bank. If the level of the Index decreases or does not increase sufficiently to offset the impact of the investor fee, you will receive less than your initial investment at maturity or upon repurchase of your Securities by Deutsche Bank.

The Securities Do Not Guarantee Any Return of Principal and You May Lose All or a Significant Portion of Your Investment in the Securities

The Securities do not guarantee any return of principal. The cash payment on your Securities on the maturity date or repurchase date, if any, will be primarily based on any increase or decrease in the level of the Index. You may lose all or a significant amount of your investment in the Securities if the level of the Index decreases substantially. Moreover, because the investor fee will reduce the amount of your return regardless of whether the Index increases or decreases, you will lose some or all of your investment at maturity or upon repurchase if the level of the Index decreases or does not increase sufficiently to offset the negative effect of the investor fee.

The Securities Represent an Investment in Deutsche Bank AG, Not an Investment in any Underlying Assets, and Are Therefore Subject to the Credit Risk of Deutsche Bank AG

The Securities are senior unsecured obligations of Deutsche Bank AG, acting through its London branch. The Securities are not an investment in any underlying assets and do not give rise to any claim in any underlying assets. Any payment on, and the value of, the Securities is ultimately dependent upon the credit of Deutsche Bank AG, acting through its London branch. If Deutsche Bank AG were to become unable to satisfy its obligations as they fall due, the value of the Securities would be substantially impaired and you may not recover the then-current repurchase value of the Securities or the value of your initial investment in the Securities, regardless of the performance of the Index.

A Subordination to the Claims of Other Creditors or Other Resolution Measures May Become Applicable to the Securities by Operation of Law Even in the Absence of Explicit Provisions, Acknowledgements or Waivers in the Terms of the Securities

On May 15, 2014, the European Parliament and the Council of the European Union published a directive for establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the "Bank Recovery and Resolution Directive"). The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany adopted the Recovery and Resolution Act (*Sanierungs- und Abwicklungsgesetz*, or the "Resolution Act"), which became effective on January 1, 2015. Pursuant to the Resolution Act, the Securities may be subject to the powers exercised by our competent resolution authority to write down, including write down to zero, the claims for payment in respect of the Securities, to convert the Securities into ordinary shares or other instruments qualifying as core equity tier 1 capital, or to apply any other resolution measure including (but not limited to) a transfer of the Securities to another entity, an amendment to the terms and conditions of the Securities or a cancellation of the Securities. We refer to each of these measures pursuant to German and European law as applicable to us from time to time in effect, as a "Resolution Measure." We expect additional Resolution Measures to become applicable to us when the European regulation of July 15, 2014 relating to the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (commonly referred to as the "SRM Regulation") becomes effective on January 1, 2016. On May 26, 2015, the German Federal Government published a draft bill of a Resolution Mechanism Act (*Abwicklungsmechanismusgesetz*). One of this law's primary purposes would be to conform German law to the SRM Regulation. In addition, the draft bill proposes that in the event of an insolvency proceeding senior unsecured debt instruments would by operation of law rank junior to all other outstanding unsecured unsubordinated obligations, but in priority to all contractually subordinated instruments. The proposed subordination would not apply if the terms of the senior unsecured debt instruments provide that (i) the repayment amount depends on the occurrence or non-occurrence of a future event, or will be settled in kind, or (ii) the interest amount depends on the occurrence or non-occurrence of a future event, unless it depends solely on a fixed or variable reference interest rate and will be settled in cash. Instruments that are typically traded on money markets would not be subject to the proposed subordination. The proposed order of priorities would apply to insolvency proceedings commenced on or after January 1, 2016. If enacted, the proposed subordination of senior unsecured debt instruments could apply to the Securities, which would most likely result in a larger share of loss being allocated to these instruments in the event of an insolvency proceeding or the imposition of any Resolution Measures by the competent resolution authority. The final version of the Resolution Mechanism Act may provide for additional Resolution Measures that may become applicable to us. Furthermore, if we become subject to German insolvency proceedings, the trustee and the holders of the Securities that are subordinated by operation of law will have no right to file a claim against us unless the competent insolvency court allows the filing of subordinated claims. A Resolution Measure may apply to us if we become, or are deemed by our competent supervisory authority to have become, "non-viable" (as defined under the then applicable law) and are unable to continue our regulated banking activities.

Implementation of the Resolution Act, the Resolution Mechanism Act and any applicable supervisory law (including the SRM Regulation) may result in the Resolution Measures becoming applicable by operation of law to the Securities. As a result, if a Resolution Measure becomes applicable to us, the Securities may be subject to such Resolution Measures and, by operation of law, written down, converted into ordinary shares or other instruments qualifying as core equity tier 1 capital, transferred to another entity, amended or cancelled. The precise effects on the Securities that will result from the implementation of the Resolution Act, the Resolution Mechanism Act and the applicable supervisory law remain uncertain. **You should consider the risk that you may lose some or all of your investment in the Securities.**

You Will Not Benefit from Any Increase in the Level of the Index if Such Increase is Not Reflected in the Level of the Index on the Applicable Valuation Date

If the Index does not increase by an amount sufficient to offset the impact of the investor fee between the inception date and the applicable valuation date (including the final valuation date), we will pay you less than the principal amount of your Securities at maturity or upon repurchase by Deutsche Bank. This will be true even if the level of the Index as of a particular date or dates prior to the applicable valuation date (including the final valuation date) would have been high enough to offset the impact of the investor fee.

In addition, because the index factor on the final valuation date will equal the average of the closing levels of the Index for the five trading days prior to and including the final valuation date *divided by* the initial index level, the index factor on the final valuation date could be lower than the closing level of the Index on that day *divided by* the initial index level.

You May Not be Able to Offer Your Securities for Repurchase if the Total Number of Securities Outstanding Has Fallen to a Level That is Close To or Below 250,000

If you elect to offer your Securities to Deutsche Bank for repurchase, you must offer at least $2,500,000 stated principal amount of Securities (250,000 Securities) to Deutsche Bank at one time on any repurchase date. If you own Securities with an aggregate stated principal amount of less than $2,500,000, you will not be able to cause Deutsche Bank to repurchase your Securities. Accordingly, if the total number of Securities outstanding has fallen to a level that is close to or below 250,000, you may not be able to avail yourself of the repurchase option. Even if we issue Securities well in excess of the approximately 1,260,000 Securities outstanding as of July 6, 2015, the number of Securities outstanding at any time may decline to be close to or less than 250,000 as a result of investors or market makers exercising their repurchase rights. The unavailability of the repurchase right can result in the Securities trading in the secondary market at discounted prices significantly below the intraday indicative security value. If you had to sell your Securities at such a time, you could suffer significant losses.

In addition to the minimum repurchase amount of $2,500,000 stated principal amount of Securities (250,000 Securities), the procedures involved in the offer of any repurchase also represent a substantial restriction on your ability to cause Deutsche Bank to repurchase your Securities. A repurchase date is the third business day following the applicable valuation date. Your offer to Deutsche Bank to repurchase your Securities on a repurchase date is only valid if DBSI receives your offer for repurchase from your broker by no later than 4:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date prior to the applicable repurchase date. If DBSI does not receive your offer for repurchase by 4:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date, your offer will not be effective and we will not repurchase your Securities on the applicable repurchase date. Unless the scheduled repurchase date is postponed due to a market disruption event, the final day on which Deutsche Bank will repurchase your Securities will be October 7, 2022. See "Specific Terms of Your Security—Repurchase Procedures" for more information.

A Repurchase at Your Option Will Be Deemed Ineffective if the Conditions for Electing Such Repurchase Right Are Not Met

Your offer to Deutsche Bank to repurchase your Securities on a repurchase date is only valid if DBSI receives your offer for repurchase from your broker by no later than 4:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date. If DBSI does not receive your offer for repurchase by 4:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date, your notice will not be effective and we will not accept your offer to repurchase your Securities on the repurchase date. See "Specific Terms of the Securities — Repurchase Procedures" for more information.

The Market Value of the Securities May Be Influenced by Many Unpredictable Factors

The market value of your Securities may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell the Securities in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the Securities. We expect that generally the level of the Index will affect the market value of the Securities more than any other factor. Other factors that may influence the market value of the Securities include:

- the time remaining to the maturity of the Securities;

- the dividend rate on the common stocks underlying the Index;

- supply and demand for the Securities, including inventory positions with any market maker or possible shortages in the event we decide to suspend or permanently discontinue issuances of the Securities;

- geopolitical conditions and other economic, financial, political, regulatory or judicial events that affect the level of the Index;

- the prevailing interest rates and yields in the market generally; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Securities may offset or enhance the effect of another factor.

The Index Sponsor May Adjust the Index in a Way That Affects the Level of the Index, and the Index Sponsor Has No Obligation to Consider Your Interests

The Index Sponsor determines the composition of the Index and can add, delete or substitute the stocks underlying the Index or make other changes that could change the level of the Index. You should realize that the changing of companies included in the Index may affect the Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, the Index Sponsor may alter, discontinue or suspend the Index. Any of these actions could adversely affect the value of the Securities. The Index Sponsor has no obligation to consider your interests in revising the Index or any of the Index Components.

Your Return May Not Reflect the Return on a Direct Investment in the Stocks Included in the Index

The return on your Securities may not match the return you would have received had you invested directly in the Index Components. In particular, an investment in the Securities is subject to the investor fee which reduces the amount of your return at maturity or upon repurchase of the Securities by Deutsche Bank.

The Securities May Not Be a Suitable Investment for You

The Securities may not be a suitable investment for you if you are not willing to be exposed to fluctuations in the level of the Index; you seek a guaranteed return of principal; you believe the level of the Index will decrease or will not increase by an amount sufficient to offset the impact of the investor fee during the term of the Securities; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment.

Changes in Our Credit Ratings May Affect the Market Value of Your Securities

Our credit ratings are an assessment of our ability to pay our obligations, including those on the Securities. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your Securities. However, because the return on your Securities is dependent upon certain factors in addition to our ability to pay our obligations on your Securities, an improvement in our credit ratings will not reduce the other investment risks related to your Securities.

You Will Not Receive Interest Payments on the Securities or Have Rights in the Index Components

You will not receive any periodic interest payments on the Securities. As an owner of the Securities, you will not have rights that investors in the Index Components may have. You will receive cash for your Securities, and you will have no right to receive delivery of any of the Index Components.

There May Not Be an Active Trading Market in the Securities; Sales in the Secondary Market May Result in Significant Losses

Although the Securities are listed on NYSE Arca, there may not be an active trading market for your Securities. Even if there is a secondary market, it may not be liquid and may not continue for the term of the Securities. No assurances can be given as to the continuation of any listing during the term of the Securities. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange. Furthermore, we are under no obligation to issue or sell additional Securities at any time. If the Securities are delisted or a sufficiently active secondary market in the Securities does not exist, there likely will not be enough liquidity in the Securities to allow you to trade or sell your Securities when you wish to do so and the Securities may trade at a significant discount to their intraday indicative security value. In addition, you may be unable to exercise the repurchase option if there is not enough liquidity in the Securities to allow you to purchase additional Securities in the secondary market in order to hold the minimum 250,000 Securities required for repurchase. Suspension of additional issuances of the Securities could further reduce liquidity, if investors subsequently exercise their right to have the Securities repurchased by us.

Trading by Deutsche Bank and Other Transactions by Deutsche Bank and/or its affiliates in Instruments Linked to the Index or Index Components May Impair the Market Value of the Securities

As described below under "Use of Proceeds and Hedging" in this pricing supplement, we, through our affiliates, have entered into and expect to continue to enter into additional transactions to hedge our obligations under the Securities. Such transactions may involve purchases or sales of the Index Components, futures or options on the Index Components, or other derivative instruments with returns linked to the performance of the Index Components or the Index and we may adjust our hedge positions by, among other things, purchasing or selling any of the foregoing. Although they are not intended to, any of these hedging activities may affect the market price of the Index Components and the level of the Index and, therefore, the market value of the Securities. It is possible that our hedging activities could produce substantial returns for us even though the market value of the Securities declines.

We may also issue other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. By introducing competing products into the marketplace in this manner, we could adversely affect the market value of the Securities.

With respect to any of the activities described above, we have no obligation to take the needs of any buyer, seller or holder of the Securities into consideration at any time. Any of the foregoing activities described above may reflect trading strategies that differ from, or are in direct opposition to, investors' trading and investment strategies relating to the Securities.

The Liquidity of the Market for the Securities May Vary Materially Over Time

We sold 600,000 Securities on the inception date through MLPF&S and one or more agents or dealers. As of July 6, 2015, there were approximately 1,260,000 Securities outstanding. Additional Securities may be offered and sold from time to time through our affiliate, DBSI, acting as our agent. The number of Securities outstanding could be reduced at any time due to repurchases of the Securities by Deutsche Bank as described in this pricing supplement. Accordingly, the liquidity of the market for the Securities could vary materially over the term of the Securities. While you may elect to offer your Securities for repurchase by Deutsche Bank prior to maturity, such repurchase is subject to the restrictive conditions and procedures described elsewhere in this pricing supplement, including the condition that you must offer at least $2,500,000 stated principal amount of Securities (250,000 Securities) to Deutsche Bank at one time for repurchase on any repurchase date.

You May Not Be Able to Purchase or Sell Your Securities in the Secondary Market at the Intraday Indicative Security Value, and Paying a Premium Purchase Price Over the Intraday Indicative Security Value Could Lead To Significant Losses

The intraday indicative security value of the Securities is not the same as the trading price of such Securities in the secondary market. The intraday indicative security value is meant to approximate the economic value of the Securities at any given time. On each trading day, the Calculation Agent will publish the intraday indicative security value under the Bloomberg symbol WMWIV. In calculating the intraday indicative security value at any given time, the Calculation Agent will take into account the principal amount of the Securities, the performance of the Index from the inception date to such time and the deduction of the investor fee. In addition, the Calculation Agent expects to calculate and publish the daily repurchase value of your Securities after the close of trading on each trading day at www.elementsetn.com. The daily repurchase value on each trading day is calculated the same way as the intraday indicative security value, but uses the closing level of the Index on such trading day.

The trading price of the Securities at any time is the price that you may be able to sell or purchase the Securities in the secondary market at such time, if one exists. The trading price of the Securities at any time may vary significantly from their intraday indicative security value at such time due to, among other things, imbalances of supply and demand, lack of liquidity, transaction costs, credit considerations and bid-offer spreads. Paying a premium purchase price over the intraday indicative security value of the Securities could lead to significant losses in the event the investor sells such Securities at a time when such premium is no longer present in the market place. It is also possible that the Securities will trade in the secondary market at a discount below the intraday indicative security value and that investors would receive less than the intraday indicative security value if they had to sell their Securities in the market at such time.

We May Issue and Sell Additional Securities From Time to Time But We Are Under No Obligation to Do So. Any Limitation or Suspension on the Issuance of the Securities May Materially and Adversely Affect the Price and Liquidity of the Securities in the Secondary Market and May Cause the Securities to Trade at a Premium or Discount in Relation to Their Intraday Indicative Security Value

In our sole discretion, we may decide to issue and sell additional Securities from time to time at a price based on the intraday indicative security value of such Securities at that time, which may be significantly higher or lower than the stated principal amount. The price of the Securities in any subsequent sale may differ substantially (higher or lower) from the issue price paid in connection with any other issuance of such Securities. Additionally, any Securities held by us or an affiliate in inventory may be resold at then-current market prices or lent to market participants who may have made short sales of the Securities.

However, we are under no obligation to issue or sell additional Securities at any time, and if we do sell additional Securities, we may limit such sales and stop selling additional Securities at any time. If we stop selling additional Securities for any reason, the price and liquidity of such Securities in the secondary market could be materially and adversely affected, which may cause the Securities to trade at a premium or discount in relation to their intraday indicative security value, but the intraday indicative security value and the daily repurchase value would not be affected. Furthermore, unless we indicate otherwise, if we suspend selling additional Securities, we reserve the right to resume selling additional Securities at any time, which might result in the reduction or elimination of any premium in the trading price that may have developed. Therefore, paying a premium purchase price over the intraday indicative security value of the Securities could lead to significant losses.

Suspension of additional issuances of the Securities can also result in a significant reduction in the number of outstanding Securities, if investors subsequently exercise their right to have the Securities repurchased by us. If the total number of outstanding Securities has fallen to a level that is close to or below the minimum 250,000

Securities required for repurchase, you may not be able to purchase enough Securities to meet the minimum size requirement in order to exercise your repurchase right. The unavailability of the repurchase right can result in the Securities trading in the secondary market at discounted prices below the intraday indicative security value. Having to sell your Securities at a discounted sale price below the intraday indicative security value of the Securities could lead to significant losses. Prior to making an investment in the Securities, you should take into account whether or not the trading price is tracking the intraday indicative security value of the Securities.

We or Our Affiliates May Have Economic Interests Adverse to Those of the Holders of the Securities

If we decide to issue additional Securities, we currently expect our affiliate, DBSI, would act as our agent in connection with the issuance of any such Securities. Although DBSI will not receive any discounts or commissions from us in connection with such issuances, DBSI is expected to charge normal commissions for the purchase of any such Securities. In addition, Deutsche Bank and other affiliates of ours have engaged in and expect to engage in trading activities related to the Index Components, futures or options on the Index Components or the Index, or other derivative instruments with returns linked to the performance of Index Components or the Index, for their accounts and for other accounts under their management. These trading activities may present a conflict between the holders' interest in the Securities and the interests that MLPF&S, DBSI and their respective affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to the interests of the holders of the Securities. Deutsche Bank and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the Securities. You should also be aware that our affiliate, DBSI, is expected to act as our agent in connection with any Securities offered and sold after the inception date. Although DBSI will not receive any discounts or commissions in connection with such sales, DBSI is expected to charge normal commissions for the purchase of any Securities.

We or our affiliates may currently or from time to time engage in business with companies whose stocks are included in the Index, including extending loans to, making equity investments in, or providing advisory services to, them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, we or one or more of our affiliates may publish research reports or otherwise express views or provide recommendations about the companies whose stocks are included in the Index. Any such views or recommendations may be inconsistent with purchasing or holding the Securities. Any prospective purchaser of Securities should undertake such independent investigation of each company whose stock is included in the Index as in its judgment is appropriate to make an informed decision with respect to an investment in the Securities.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of Securities with returns linked or related to changes in the level of the Index or the Index Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the Securities.

Moreover, MLPF&S and DBSI have published and in the future expect to publish research reports and trading advice with respect to some or all of the Index Components. This research and trading advice is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. The research and trading advice should not be viewed as a recommendation or endorsement of the Securities in any way and investors must make their own independent investigation of the merits of this investment.

Any of these activities by MLPF&S or DBSI and their respective affiliates may affect the market price of the Index Components and the level of the Index and, therefore, the market value of the Securities. With respect to any of the activities described above, none of MLPF&S, DBSI or their respective affiliates have any obligation to take the needs of any buyer, seller or holder of the Securities into consideration at any time.

The Index Sponsor May Discontinue the Index and Public Disclosure of Information Relating to the Index May Change Over Time

The Index Sponsor is under no obligation to continue to compile and publish the Index and is not required to compile and publish any successor index if the Index is discontinued. If the Index Sponsor discontinues or suspends the compilation or publication of the Index, it may become difficult to determine the market value of the Securities or the amount payable at maturity or upon repurchase by Deutsche Bank. Initially, Deutsche Bank AG, London Branch will serve as the calculation agent for the Securities (the "Calculation Agent"). In the event the Index Sponsor discontinues or suspends the compilation or publication of the Index, the Calculation Agent may designate a successor index selected in its sole discretion (which may, but need not be, an index calculated and maintained by the Index Sponsor, Merrill Lynch & Co. or Deutsche Bank). If the Calculation Agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity or upon repurchase by Deutsche Bank will be determined by the Calculation Agent in its sole discretion. See "Specific Terms of the Securities—Market Disruption Event" and "—Discontinuance or Modification of the Index" in this pricing supplement. You, as an investor in the Securities, should make your own investigation into the Index and the Index Sponsor.

The Policies of the Index Sponsor and any Changes Thereto That Affect the Composition and Valuation of the Index Could Affect the Amount Payable on Your Securities and Their Market Value

The policies of the Index Sponsor concerning the calculation of the level of the Index, additions, deletions or substitutions of Index Components in the Index and the manner in which changes affecting the Index are reflected could affect the level of the Index and, therefore, the amount payable on your Securities at maturity or upon repurchase by Deutsche Bank and the market value of your Securities prior to maturity.

Additional Index Components may satisfy the eligibility criteria for inclusion in the Index, and the Index Components currently included in the Index may fail to satisfy such criteria.

In addition, the Index Sponsor may modify the methodology for determining the composition and weighting of the Index, or for calculating the level of the Index. The Index Sponsor may also discontinue or suspend compilation or publication of the Index, in which case it may become difficult to determine the market value of the Index. Any such changes could adversely affect the value of your Securities.

If events such as these occur, or if the level of the Index is not available or cannot be calculated because of a market disruption event or for any other reason, the Calculation Agent may be required to make a good faith estimate in its sole discretion of the level of the Index. The circumstances in which the Calculation Agent will be required to make such a determination are described more fully under "Specific Terms of Your Security—Market Disruption Event," "—Discontinuance or Modification of the Index" and "—Role of Calculation Agent."

There Are Potential Conflicts of Interest Between You and the Calculation Agent

We will serve as the Calculation Agent. The Calculation Agent will, among other things, decide the amount of the return paid out to you on the Securities at maturity or upon repurchase by Deutsche Bank. For a more detailed description of the Calculation Agent's role, see "Specific Terms of the Securities—Role of Calculation Agent" in this pricing supplement.

If the Index Sponsor were to discontinue or suspend compilation or publication of the Index or cause the calculation agent for the Index to discontinue or suspend calculation of the Index and the Index Sponsor does not appoint another entity to calculate and publish the Index, it may become difficult to determine the level of the Index. If events such as these occur, or if the level of the Index is not available or cannot be calculated because of a market disruption event or for any other reason, the Calculation Agent may be required to make a good faith estimate in its sole discretion of the level of the Index. The circumstances in which the Calculation Agent will be required to make such a determination are described more fully under "Specific Terms of the Securities—Role of Calculation Agent" in this pricing supplement.

The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent may have to determine whether a market disruption event affecting the Index has occurred or is continuing on a valuation date, including the final valuation date. This determination may, in turn, depend on the Calculation Agent's judgment as to whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the Calculation Agent may affect the market value of the Securities, the Calculation Agent may have a conflict of interest if it needs to make any such decision.

If a Market Disruption Event Has Occurred or Exists on a Valuation Date, the Calculation Agent Can Postpone the Determination of the Level of the Index, the Maturity Date or a Repurchase Date

The determination of the level of the Index on a valuation date, including the final valuation date, may be postponed if the Calculation Agent determines that a market disruption event has occurred or is continuing on such valuation date. In case of such postponement, the corresponding repurchase date will be postponed so that such repurchase date occurs on the third business day following the valuation date as postponed.

If postponement of a valuation date, other than the final valuation date, due to a market disruption event occurs, such postponement will continue until the next trading day on which there is no market disruption, up to five scheduled trading days. If a market disruption event causes the postponement of the valuation date for more than five scheduled trading days, the level of the Index for the relevant repurchase date will be determined (or, if not determinable, estimated) by the Calculation Agent in a manner which it considers commercially reasonable under the circumstances on such valuation date, as postponed. See "Specific Terms of the Securities—Payment Upon Repurchase."

The index factor calculated on the final valuation date will equal the average of the closing levels of the Index for the five scheduled trading days immediately prior to and including the final valuation date *divided by* the initial index level. If there are fewer than five trading days during the five scheduled trading days prior to the scheduled final valuation date, the Calculation Agent will postpone the final valuation date until there are five trading days on which there is no market disruption occurring, but in no event will the final valuation date be postponed by more than five scheduled trading days. If the final valuation date is postponed due to a market disruption event, the maturity date will also be postponed by an equal number of business days up to five business days. See "Specific Terms of the Securities—Payment at Maturity."

The U.S. Federal Income Tax Consequences of an Investment in the Securities Are Uncertain

As of the date of this pricing supplement, there is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the Internal Revenue Service (the "IRS"). Consequently, significant aspects of the tax treatment of the Securities are uncertain, and the IRS or a court might not agree with the treatment of the Securities as prepaid financial contracts that are not debt, as described in the section of this pricing supplement entitled "U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of your ownership and disposition of the Securities could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

You should review the discussion under "U.S. Federal Income Tax Consequences" and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Securities, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE INDEX[1]

The following is a description of the Index, including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been taken from publicly available sources. Such information reflects the policies of, and is subject to change by, Morningstar, Inc., the Index Sponsor. You, as an investor in the Securities, should make your own investigation into the Index. The Index Sponsor has no obligation to continue to compile and publish the Index, and may discontinue compilation or publication of the Index at any time in its sole discretion.

Overview

The Morningstar® Wide Moat Focus Total Return Index is derived from the Morningstar® Composite Index, which is a subset of the Morningstar® US Market Index, a broad market index, the components of which are selected based on liquidity and market capitalization, and which represent approximately 97% of U.S. equity market capitalization.

Determination of the Morningstar® Wide Moat Universe

The Morningstar® Wide Moat universe is comprised of U.S. companies that Morningstar® determines have "wide moats." To determine which companies have wide moats, the Index Sponsor analyzes the company's return on invested capital ("ROIC") versus its cost of capital. If ROIC has not exceeded cost of capital for a given company in the past and is not deemed likely to do so in the future, that company is not eligible to be included in the Index. From the remaining companies, the Index Sponsor seeks to identify those that have at least one competitive advantage that is likely to persist for some time. The potential competitive advantages analyzed by the Index Sponsor are intangible assets, cost advantages, high switching costs for customers, and efficient sale. Those companies that have (i) a maintainable ROIC exceeding cost of capital and (ii) a sustainable competitive advantage or advantages, are said to have a wide moat. About 10 percent of companies in the Morningstar® US Market Index generally fall into this category.

Determination of the Index

The Index is comprised of the twenty eligible companies in the Morningstar® Wide Moat universe with the highest ratios of Fair Value Price to stock price. The Index Sponsor may deem ineligible for inclusion in the Index companies with respect to which it may be impractical for us to enter into or unwind hedge positions, in which case the company not currently in the Index with the highest ratio of Fair Value Price to stock price would be selected. The "Fair Value Price" of a company is calculated based on projections of future cash flows over three periods—(1) the succeeding 5 years, (2) year 6 until "perpetuity," which is defined as when a company's ROIC equals its cost of capital and (3) perpetuity. The sum of the projected future cash flows over these three periods is discounted to present value, netted against the company's debt and adjusted for off-balance sheet assets and liabilities to arrive at a company's fair value.

Reconstitution and Rebalancing

The Index is reconstituted and rebalanced such that the Index membership is reset and the weights of the Index Components are adjusted quarterly on the Monday following the third Friday of March, June, September and December of each year. If the Monday is a holiday, reconstitution and rebalancing occur on the Tuesday immediately following. Reconstitution and rebalancing are carried out after the day's closing Index levels have been determined. The Index is equally weighted upon reconstitution and rebalancing and each Index Component has an initial weight of 5% of the Index.

In addition, the Index Sponsor may replace an Index Component upon the occurrence of certain corporate events at any time. In such event, the eligible company within the Morningstar® Wide Moat universe with the highest ratio of Fair Value Price to stock price not currently in the Index would be selected to replace such Index Component.

Index Components

As of July 17, 2015, the Index Components were:

Spectra Energy Corp

ONEOK, Inc.

Google Inc. Class A

ITC Holdings Corp.

The Williams Companies, Inc.

Harley-Davidson, Inc.

Discovery Communications, Inc. Class A

V.F. Corporation

Amgen Inc.

Berkshire Hathaway Inc. Class B

The Hershey Company

American Express Company

Merck & Co., Inc.

Blackbaud, Inc.

Exxon Mobil Corporation

Varian Medical Systems, Inc.

Twenty-First Century Fox, Inc. Class A

U.S. Bancorp

Polaris Industries Inc.

Franklin Resources, Inc.

Calculation of the Index

The Index is calculated daily using the following formula:

$$Index(t) = \frac{\sum_{i=1}^{n}(p_i(t)*s_i(t))}{C(t)\sum_{j=1}^{n}(p_j(0)*s_j(0))} * BaseIndexValue = (M(t)/B(t))*BaseIndexValue$$

The above formula can be simplified as:

$$Index(t) = \frac{M(t)}{D(t)}$$

where:

D(t)	= divisor at time (t) = B(t)/Base Index Level
n	= number of stocks in the Index
$p_j(0)$	= closing price of stock j at the base date
$s_j(0)$	= constructed shares of company j at the base date
$p_i(t)$	= price of stock i at time (t)
$s_i(t)$	= constructed shares of company i at time (t)
C(t)	= adjustment factor for the base date market capitalization
t	= time the Index is calculated
M(t)	= market capitalization of the Index at time (t)
B(t)	= adjusted base date market capitalization of the Index at time (t)

The shares ($s_i(t)$) for the Index Components are artificial constructs used for calculation purposes. Adjustments are made to the divisor to avoid distortion caused by corporate actions that affect the share capital of the Index Components. Generally, because the Index is not market capitalization weighted, changes to the share capital structure of the Index Components do not affect the component weights. All dividends, regular or otherwise, paid on the Index Components are treated as reinvested in the Index and reflected in the Index level.

Closing Levels of the Index

The graph below provides historical closing levels of the Index from July 8, 2010 to July 8, 2015.

Any historical upward or downward trend in the level of the Index during any period shown below is not an indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the Securities. **The historical performance of the Index should not be taken as an indication of the future performance of the Index. We cannot give you any assurance that the future performance of the Index or the Index Components will result in the return of any of your initial investment.**


Historical Performance of the Morningstar® Wide Moat FocusSM
Total Return Index from July 8, 2010 to July 8, 2015
Closing Level
7000
6000
5000
4000
3000
2000
1000
0
8-Jul-10
8-Jul-11
8-Jul-12
8-Jul-13
8-Jul-14
8-Jul-15
Source: Bloomberg

Historical Performance Comparison

The following graph illustrates how the Index has performed relative to the S&P 500® Total Return Index and the Morningstar® US Market Total Return Index from July 8, 2010 to July 8, 2015 based on the selection criteria and methodology described on the previous page. For the purposes of comparison, each index is rebased to 100 as of July 8, 2010. **We cannot give you any assurance that the performance of the Index will exceed the performance of the S&P® 500 Total Return Index or the Morningstar® US Market Total Return Index on any given day in the future nor can we give you any assurance that the Index will not significantly underperform the S&P 500® Total Return Index or the Morningstar® US Market Total Return Index. The historical performance of the Index should not be taken as an indication of future performance of the Index. We cannot give you any assurance that the future performance of the Index or the Index Components will result in the return of any of your initial investment.**


Historical Performance of the Morningstar® Wide Moat FocusSM Total Return Index, the S&P 500® Total
Return Index and the Morningstar® US Market Total Return Index from July 8, 2010 to July 8, 2015
Morningstar Wide Moat Focus Total Return Index
S&P 500 Total Return Index
Morningstar US Market Total Return Index
Closing Level
250
225
200
175
150
125
100
75
50
25
0
8-Jul-10
8-Jul-11
8-Jul-12
8-Jul-13
8-Jul-14
8-Jul-15
Source: Bloomberg

Use of the Index

MLPF&S has entered into an agreement with the Index Sponsor providing MLPF&S with a license and, for a fee, with the right to use the Index in connection with certain securities, including the Securities. Pursuant to such agreement and the consent of MLPF&S, we are authorized to use the Index in connection with the Securities.

The Securities are not sponsored, endorsed, sold or promoted by the Index Sponsor (including its affiliates). The Index Sponsor has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Securities. The Index Sponsor makes no representation or warranty, express or implied to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the Index to track general stock market performance. The Index Sponsor has no obligation to take the needs of Deutsche Bank or the holders of the Securities into consideration in determining, composing or calculating the Index. The Index Sponsor is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. The Index Sponsor has no liability in connection with the administration, marketing or trading of the Securities.

THE INDEX SPONSOR DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS AND/OR THE TIMELINESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND THE INDEX SPONSOR SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. THE INDEX SPONSOR MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE INDEX SPONSOR MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE INDEX SPONSOR HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN MLPF&S AND THE INDEX SPONSOR, INC. IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE SECURITIES.

VALUATION OF THE SECURITIES

The market value of the Securities will be affected by several factors, many of which are beyond our control. We expect that generally the level of the Index on any day will affect the market value of the Securities more than any other factor. Other factors that may influence the market value of the Securities include, but are not limited to, supply and demand for the Securities, including changes in supply related to inventory positions with any market maker and our decisions about whether or when to issue additional Securities, the volatility of the Index, prevailing interest rates, the volatility of securities markets, economic, financial, political, regulatory or judicial events that affect the level of the Index, the general interest rate environment, as well as the perceived creditworthiness of Deutsche Bank. See "Risk Factors" in this pricing supplement for a discussion of the factors that may influence the market value of the Securities prior to maturity.

Daily Repurchase Value

We refer to the amount you will be entitled to receive upon any early repurchase per Security as the "daily repurchase value." The daily repurchase value reflects the principal amount of the Securities and the performance of the Index from the inception date to the close of trading on the applicable valuation date, reduced by the investor fee on such trading day. If you elect to offer your Securities for repurchase, and the requirements for acceptance by Deutsche Bank are met, you will receive a cash payment in an amount equal to the daily repurchase value, which is the principal amount of your Securities to be repurchased *times* the index factor on the applicable valuation date *times* the fee factor on the applicable valuation date. The Calculation Agent expects to calculate and publish the daily repurchase value of your Securities after the close of trading on each trading day at www.elementsetn.com. Information included in such website is not incorporated by reference in, and should not be considered a part of, this pricing supplement, and we have not participated in the preparation of, or verified, such publically available information.

As discussed in "Specific Terms of the Securities—Payment Upon Repurchase," you may, subject to certain restrictions, offer your Securities for repurchase by Deutsche Bank on any business day during the term of the Securities. If you elect to offer your Securities to Deutsche Bank for repurchase, you must offer at least $2,500,000 stated principal amount of Securities (250,000 Securities) at one time for repurchase by Deutsche Bank. The last valuation date for which you may submit an offer for repurchase (which offer must be delivered to DBSI no later than 4:00 p.m., New York City time, on the business day immediately preceding such valuation date) is October 4, 2022. Unless the scheduled repurchase date is postponed due to a market disruption event as described herein, the final day on which Deutsche Bank will repurchase your Securities will be October 7, 2022. If you offer your Securities for repurchase on a particular repurchase date, you will receive a cash payment on such date in an amount equal to the daily repurchase value on the relevant valuation date.

Intraday Indicative Security Value

We also calculate and publish during each trading day an intraday indicative security value, which is meant to approximate the economic value of the Securities at any given time during the trading day. It is calculated using the same formula as the daily repurchase value, except that instead of using the closing level of the Index, the calculation is based on the intraday level of the Index at the particular time. In calculating the intraday indicative security value at any given time, the Calculation Agent will take into account the principal amount of the Securities, the performance of the Index from the inception date to such time and the deduction of the investor fee in accordance with the following equation:

Intraday Indicative Security Value = Stated Principal Amount per Security x (Current Index Level / Initial Index Level) x Current Fee Factor

where:

Stated Principal Amount per Security = $10;

Current Index Level = The most recent published level of the Index available;

Initial Index Level = 2,646.02, the closing level of the Index on the inception date; and

Current Fee Factor = The most recent daily calculation of the fee factor with respect to your Securities, determined as described above (which, during any trading day, will be the fee factor determined on the preceding calendar day).

The intraday indicative security value is not the same as the trading price of the Securities and is not a price at which you can buy or sell the Securities in the secondary market. **The trading price of the Securities at any time may vary significantly from their intraday indicative security value.** Investors can compare the trading price of the Securities against the intraday indicative security value to determine whether the Securities are trading in the secondary market at a premium or a discount to the economic value of the Securities at any given time. Investors are cautioned that paying a premium purchase price over the intraday indicative security value at any time could lead to the loss of any premium in the event the investor sells the Securities when the premium is no longer present in the marketplace or when the Securities are repurchased by us. It is also possible that the Securities will trade in the secondary market at a discount below the intraday indicative security value and that investors would receive less than the intraday indicative security value if they had to sell their Securities in the market at such time.

The Calculation Agent will publish the intraday indicative security value under the Bloomberg symbol WMWIV. Additionally, the Calculation Agent expects to calculate and publish the daily repurchase value of your Securities after the close of trading on each trading day at www.elementsetn.com.

SPECIFIC TERMS OF THE SECURITIES

In this section, references to "holders" mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Securities should read the section entitled "Description of Notes—Form, Legal Ownership and Denomination of Notes" in the accompanying prospectus supplement.

The accompanying prospectus and prospectus supplement contain a detailed summary of additional provisions of the Securities and of the senior indenture, dated as of November 22, 2006, among Deutsche Bank Aktiengesellschaft, Law Debenture Trust Company of New York, as trustee (referred to as the trustee), and Deutsche Bank Trust Company Americas, as paying agent, issuing agent and registrar, under which the Securities will be issued (as may be amended and supplemented from time to time, the "indenture"). You should read all the provisions of the accompanying prospectus and prospectus supplement, including information incorporated by reference, and the indenture.

Please note that the information about the price to the public and the proceeds to Deutsche Bank on the front cover of this pricing supplement relates only to the initial sale of the Securities. If you have purchased the Securities after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

No Interest

We will not make any interest payments during the term of the Securities.

Denomination/Stated Principal Amount

The denomination and stated principal amount of each Security is $10.00. The Securities have been and may be issued and sold over time at prices based on the intraday indicative security value of such Securities at such times, which may be significantly higher or lower than the stated principal amount.

Payment at Maturity

If you hold your Securities to maturity, subject to the credit of the Issuer, you will receive a cash payment at maturity that is linked to the percentage change in the level of the Index from the inception date to the level calculated on the final valuation date. Your cash payment at maturity will be equal to the principal amount of your Securities *times* the index factor calculated on the final valuation date *times* the fee factor on the final valuation date.

The index factor calculated on the final valuation date will equal the average of the closing levels of the Index for the five trading days immediately prior to and including the final valuation date (the "calculation period") *divided by* the initial index level. The initial index level is the closing level of the Index on the inception date. If a market disruption event occurs and is occurring during the calculation period, then the Calculation Agent will postpone the final valuation date until there are five trading days on which there is no market disruption event occurring, but in no event will the final valuation date be postponed by more than five scheduled trading days. If there are fewer than five trading days during the calculation period and the five scheduled trading days after the calculation period (the "extended valuation period"), the index factor will equal the average of the closing levels of the Index on those trading days *divided by* the initial index level. If there is one trading day during the calculation period and extended valuation period, the index factor will equal the closing level of the Index on that trading day *divided by* the initial index level. If there are no trading days during the calculation period and extended valuation period, then the index factor will be calculated by reference to the closing level of the Index determined (or, if not determinable, estimated by the Calculation Agent in a manner which it considers commercially reasonable under the circumstances) on the final scheduled trading day in the extended valuation period. If the final valuation date is postponed due to a market disruption event as described above, the maturity date will also be postponed by an equal number of business days up to five business days.

The fee factor is equal to one minus the product of (i) the annual investor fee and (ii) the number of days elapsed from the inception date to and including the final valuation date *divided by* 365. The annual investor fee is equal to 0.75%.

If the maturity date stated on the cover of this pricing supplement is not a business day, the maturity date will be the next following business day. In the event that payment at maturity is deferred beyond the stated maturity date as provided herein, no interest or other amount will accrue or be payable with respect to that deferred payment.

Payment Upon Repurchase

Prior to maturity, you may, subject to certain restrictions, offer your Securities for repurchase by Deutsche Bank on any business day during the term of the Securities. If you choose to offer your Securities for repurchase, you must offer at least $2,500,000 stated principal amount of Securities (250,000 Securities) to Deutsche Bank for repurchase on any repurchase date. A repurchase date is the third business day following a valuation date. The last valuation date for which you may submit an offer for repurchase (which offer must be delivered to DBSI no later than 4:00 p.m., New York City time, on the business day immediately preceding such valuation date) is October 4, 2022. Unless the scheduled repurchase date is postponed due to a market disruption event as described herein, the final day on which Deutsche Bank will repurchase your Securities will be October 7, 2022.

If you offer at least $2,500,000 stated principal amount of Securities (250,000 Securities) to Deutsche Bank for repurchase and comply with the repurchase procedures described below for a repurchase date, Deutsche Bank will be obligated to repurchase your Securities, and on the repurchase date, you will receive a cash payment in an amount equal to the daily repurchase value, which is the principal amount of your Securities *times* the index factor on the relevant valuation date *times* the fee factor on the relevant valuation date.

The index factor on the relevant valuation date is the closing level of the Index on that day *divided by* the initial index level. The initial index level is the closing level of the Index on the inception date.

The fee factor is equal to one minus the product of (i) the annual investor fee and (ii) the number of days elapsed from the inception date to and including the applicable valuation date *divided by* 365. The annual investor fee is equal to 0.75%.

A valuation date is each trading day from October 25, 2007 to October 4, 2022 inclusive and October 18, 2022 (which is referred to as the final valuation date), unless the Calculation Agent determines that a market disruption event occurs or is continuing on that day. A valuation date may be postponed due to a market disruption event up to five scheduled trading days. If postponement of a valuation date due to a market disruption event occurs, such postponement will continue until the next trading day on which there is no market disruption event, up to five scheduled trading days. If a market disruption event causes the postponement of the valuation date for more than five scheduled trading days, the level of the Index for such repurchase date will be determined (or, if not determinable, estimated) by the Calculation Agent in a manner which it considers commercially reasonable under the circumstances on such valuation date, as postponed. If a valuation date is postponed, the corresponding repurchase date will also be postponed so that such repurchase date occurs on the third business day following the valuation date as postponed.

In the event that payment upon repurchase by Deutsche Bank is deferred beyond the original repurchase date as provided herein, no interest or other amount will accrue or be payable with respect to that deferred payment.

The Securities are not redeemable at the option of Deutsche Bank.

Repurchase Procedures

If you wish to offer your Securities to Deutsche Bank for repurchase, you and your broker must follow the following procedures:

- your broker must deliver an irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to DBSI by 4:00 p.m., New York City time, on the business day immediately preceding the valuation date three business days prior to the applicable repurchase date. You must offer at least $2,500,000 stated principal amount of your Securities (250,000 Securities) for repurchase by Deutsche Bank on any repurchase date. DBSI must acknowledge receipt from your broker in order for your offer to be effective;

- your broker must book a delivery vs. payment trade with respect to your Securities on the applicable valuation date at a price equal to the applicable daily repurchase value, facing DBSI; and

- you must cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable repurchase date (the third business following the valuation date).

Different brokers and DTC participants may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm or other DTC participant through which you own your interest in the Securities in respect of such deadlines. If DBSI does not receive your offer for repurchase from your broker or DTC participant by 4:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date, your offer will not be effective and we will not accept your offer to us to repurchase your Securities on the applicable repurchase date. Any repurchase instructions which we receive in accordance with the procedures described above will be irrevocable.

Market Disruption Event

As set forth under "—Payment at Maturity" and "—Payment Upon Repurchase" above, the Calculation Agent will determine the level of the Index on each valuation date, including the final valuation date. As described above, a valuation date may be postponed and thus the determination of the level of the Index may be postponed if the Calculation Agent determines that, on a valuation date, a market disruption event has occurred or is continuing.

Any of the following will be a market disruption event as determined by the Calculation Agent:

- any suspension of, absence or material limitation on trading on the primary exchange on which the Index Components trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the number of stocks that then compose the Index or any successor index;

- any event that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for 20% or more of the number of stocks that then compose the Index or any successor index;

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the number of stocks that then compose the Index or any successor index during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate;

- if in the future, such markets become relevant to the calculation or hedging of the Index, any suspension of or material limitation on trading on the primary exchanges that trade options contracts or futures contracts related to the Index Components as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index; or

- any other event if the Calculation Agent determines that such event materially interferes with our ability to enter into a hedge or unwind all or a material portion of a hedge with respect to the Securities that we have effected or may effect as described below under "Use of Proceeds and Hedging" in this pricing supplement.

For the purpose of determining whether a market disruption event has occurred:

- a limitation on the hours in a trading day and/or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange;

- a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a market disruption event;

- a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

- a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

- for the purpose of the first bullet of this section above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the

NYSE or any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent, will be considered "material."

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of each Security at maturity. We describe the default amount below under "—Default Amount."

For the purpose of determining whether the holders of our Series A global notes, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Security outstanding as the principal amount of that Security. Although the terms of the Securities may differ from those of the other Series A global notes, holders of specified percentages in principal amount of all Series A global notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series A global notes, including the Securities. This action may involve changing some of the terms that apply to the Series A global notes, accelerating the maturity of the Series A global notes after a default or waiving some of our obligations under the indenture.

Default Amount

If a holder of a Security accelerates the maturity of the Security upon an event of default under the indenture referenced in the accompanying prospectus supplement, the amount payable upon acceleration will be the daily repurchase value determined by the Calculation Agent on the next valuation date.

Further Issuances

We may, from time to time, without your consent, create and issue additional Securities having the same terms and conditions as the Securities offered by this pricing supplement. Such additional Securities will be fungible with the outstanding Securities. However, we are under no obligation to issue and sell additional Securities at any time, and if we do sell additional Securities, we may limit such sales and stop selling additional Securities at any time. Furthermore, you should be aware that, unless we indicate otherwise, if we suspend selling additional Securities, we reserve the right to resume selling additional Securities at any time. See "Risk Factors — There May Not Be an Active Trading Market in the Securities; Sales in the Secondary Market May Result in Significant Losses" and "—We May Issue and Sell Additional Securities From Time to Time But We Are Under No Obligation to Do So. Any Limitation or Suspension on the Issuance of the Securities May Materially and Adversely Affect the Price and Liquidity of the Securities in the Secondary Market and May Cause the Securities to Trade at a Premium or Discount in Relation to Their Intraday Indicative Security Value."

Discontinuance or Modification of the Index

If the Index Sponsor discontinues compilation or publication of the Index and the Index Sponsor or any other person or entity (including Merrill Lynch & Co. and Deutsche Bank) calculates and publishes an index that the Calculation Agent determines is comparable to the Index and approves as a successor index, then the Calculation Agent will determine the level of the Index on the applicable valuation date and the amount payable at maturity or upon repurchase by Deutsche Bank by reference to such successor index for the period following the discontinuation of the Index.

If the Calculation Agent determines that the publication of the Index is discontinued and that there is no applicable successor index, or that the closing level of the Index is not available because of a market disruption event or for any other reason, on the date on which the level of the Index is required to be determined, or if for any other reason the Index is not available to us or the Calculation Agent on the relevant date, the Calculation Agent will determine the amount payable by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Index.

If the Calculation Agent determines that the Index, the Index Components or the method of calculating the Index has been changed at any time in any respect—including any addition, deletion or substitution and any reweighting or rebalancing of Index Components, and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Components, or is due to any other reason—then the Calculation Agent will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it believes are appropriate to ensure that the level of the Index used to determine the amount payable on the maturity date or upon repurchase by Deutsche Bank is equitable.

All determinations and adjustments to be made by the Calculation Agent with respect to the level of the Index and the amount payable at maturity or upon repurchase by Deutsche Bank or otherwise relating to the level of the Index may be made in the Calculation Agent's sole discretion. See "Risk Factors" in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the Calculation Agent.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

Deutsche Bank AG, London Branch will serve as the Calculation Agent. The Calculation Agent will, in its sole discretion, make all determinations regarding the value of the Securities, including at maturity or upon repurchase by Deutsche Bank, market disruption events (see "—Market Disruption Events"), business days, trading days, the fee factor, the index factor, the default amount, the initial index level, the final index level, the closing level of the Index on any valuation date, the maturity date, repurchase dates, the amount payable in respect of your Securities at maturity or upon repurchase by Deutsche Bank and any other calculations or determinations to be made by the Calculation Agent as specified herein. The Calculation Agent will rely upon the published level of the Index. If the Index Sponsor discontinues compilation or publication of the Index, the Calculation Agent may designate a successor index selected in its sole discretion and shall be solely responsible for determining the value of the Securities based on its calculation of such successor index. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

CLEARANCE AND SETTLEMENT

Depository Trust Company ("DTC") participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC's settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Securities for the purposes we describe in the attached prospectus under "Use of Proceeds."

We, through our affiliates, have entered into and expect to continue to enter into transactions to hedge our obligations under the Securities. Such transactions may involve purchases of the Index Components or instruments linked to the Index. From time to time, we may enter into additional hedging transactions or unwind those hedging transactions previously entered into. In this regard, we may:

- acquire or dispose of long or short positions in some or all of the Index Components;

- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to some or all of the Index Components or the Index;

- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to the level of other similar market indices; or

- engage in any combination of the above activities.

We may acquire a long or short position in securities similar to the Securities from time to time and may, in our or their sole discretion, hold or resell those securities.

We may close out our hedge positions on or before the final valuation date. That step may involve sales or purchases of the Index Components, listed or over-the-counter options or futures on Index Components or listed or over-the-counter options, futures, or other instruments linked to the level of the Index, as well as other indices designed to track the performance of the Index.

The hedging activity discussed above may adversely affect the level of the Index and, as a consequence, the market value of the Securities and the amount payable at maturity or upon repurchase by Deutsche Bank. See

"Risk Factors" in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of ownership and disposition of the Securities. It applies to you only if you hold the Securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code (the "Code"). It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax and "Medicare contribution tax" consequences, and different consequences that may apply if you are an investor subject to special rules, such as a financial institution, a regulated investment company, a tax-exempt entity (including an "individual retirement account" or a "Roth IRA"), a dealer in securities, a trader in securities who elects to apply a mark-to-market method of tax accounting, an entity classified as a partnership for U.S. federal income tax purposes, or a person holding a Security as a part of a "straddle."

We will not attempt to ascertain whether any issuer of a component stock is treated as a "United States real property holding corporation" (a "USRPHC") within the meaning of Section 897 of the Code. If an issuer of a component stock were so treated, certain adverse U.S. federal income tax consequences might apply to a non-U.S. holder upon a disposition of a Security, including at maturity. You should refer to information filed with the SEC by the issuer of a component stock and consult your tax adviser regarding the possible consequences to you if an issuer of a component stock is or becomes a USRPHC.

Tax Treatment of the Securities

In the opinion of our special tax counsel, which is based on prevailing market conditions as of the date of this pricing supplement, it is more likely than not that the Securities will be treated as prepaid financial contracts that are not debt for U.S. federal income tax purposes, with the consequences described below. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with this treatment, in which case the timing and character of income or loss on your Securities could be materially and adversely affected.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this pricing supplement, changes to any of which subsequent to the date hereof may affect the tax consequences described below, possibly with retroactive effect. It does not address the application of any state, local or non-U.S. tax laws. **You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation (including the possibility of alternative treatments of the Securities), as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.** Unless otherwise stated, the following discussion is based on the treatment of the Securities as prepaid financial contracts that are not debt.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a Security and are: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treatment as a Prepaid Financial Contract That Is Not Debt

Under this treatment, you should not recognize taxable income or loss with respect to a Security prior to its taxable disposition (including a repurchase or redemption by us). Upon a taxable disposition of a Security, you will recognize gain or loss equal to the difference between the amount you realize and your tax basis in the Security. Your tax basis in the Security should equal the amount you paid to acquire it. Your gain or loss should be capital gain or loss, and should be long-term capital gain or loss if you have held the Security for more than one year. The deductibility of capital losses is subject to limitations.

Uncertainties Regarding Treatment as a Prepaid Financial Contract That Is Not Debt

Due to the lack of direct legal authority, even if a Security is treated as a prepaid financial contract that is not debt, there remain substantial uncertainties regarding the tax consequences of owning and disposing of it. For instance, you might be required to include amounts in income during the term of the Security and/or to treat all or a portion of your gain or loss on its taxable disposition as ordinary income or loss or as short-term capital gain or loss, without regard to how long you have held it. In particular, it is possible that any change in the composition or weighting of the Index, change in methodology of calculating the Index or substitution of a successor index could result in a "deemed" taxable exchange, causing you to recognize gain or loss (subject, in the case of loss, to the possible application of the "wash sale" rules) as if you had sold or exchanged the Security.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments; the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of your investment in a Security, possibly with retroactive effect.

Consequences if a Security Is Treated as a Debt Instrument

If a Security is treated as a debt instrument, your tax consequences will be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you hold the Security you will be required to accrue into income "original issue discount" based on our "comparable yield" for a similar non-contingent debt instrument, determined as of the time of issuance of the Security, even though we will not be required to make any payment with respect to the Security prior to its maturity or earlier repurchase or redemption by us. In addition, any income you recognize upon the taxable disposition of the Security will be treated as ordinary in character. If you recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Tax Consequences to Non-U.S. Holders

You generally are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a Security and are: (i) a nonresident alien individual; (ii) an entity treated as a foreign corporation; or (iii) a foreign estate or trust.

This discussion does not describe considerations applicable to a beneficial owner of a Security who is (i) an individual present in the United States for 183 days or more in the taxable year of disposition of the Security or (ii) a former citizen or resident of the United States, if certain conditions apply. If you are a potential investor to whom such considerations might be relevant, you should consult your tax adviser.

Subject to the discussion below under "—Additional Withholding Tax Considerations" and "—'FATCA' Legislation," if a Security is treated for U.S. federal income tax purposes as a prepaid financial contract that is not debt, any gain you realize with respect to the Security generally should not be subject to U.S. federal withholding or income tax, unless the gain is effectively connected with your conduct of a trade or business in the United States. However, as described above under "—Tax Consequences to U.S. Holders—Uncertainties Regarding Treatment as a Prepaid Financial Contract That Is Not Debt," in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. persons should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require you to accrue income, subject to withholding tax, in each year that you own the Security, possibly on a retroactive basis.

Subject to the discussion below under "—Additional Withholding Tax Considerations" and "—'FATCA' Legislation," if a Security is treated as a debt instrument, any income or gain you realize with respect to the Security will not be subject to U.S. federal withholding or income tax if (i) you provide a properly completed Form W-8 appropriate to your circumstances and (ii) these amounts are not effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and income or gain from a Security is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, is attributable to a permanent establishment in the United States), you generally will be taxed in the same manner as a U.S. holder. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Security, including the possible imposition of a 30% branch profits tax if you are a corporation.

Additional Withholding Tax Considerations

Proposed Treasury regulations under Section 871(m) of the Code, if finalized in their current form, could impose withholding after December 31, 2015 on non-U.S. holders at a rate of 30% (or lower treaty rate) on amounts treated as attributable to dividends from U.S. stocks underlying financial instruments such as the Securities ("dividend equivalents"). Pursuant to published guidance, these regulations are not expected to apply to "grandfathered" Securities issued prior to the date that is 90 days after the future date that final regulations are published. You should assume that any Securities you purchase on or after such 90th day will not be grandfathered, because there is unlikely to be a practical way to establish the issue date of the Securities you purchase. There are material uncertainties regarding the application of these proposed rules. You should consult your tax adviser regarding the potential application of these proposed regulations. We will not pay additional amounts with respect to any such withholding taxes.

"FATCA" Legislation

Legislation commonly referred to as "FATCA" generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. Pursuant to Treasury regulations and other published guidance, this legislation generally will apply to (1) any instrument issued after June 30, 2014 that produces U.S.-source interest income for U.S. federal income tax purposes, and (2) any instrument issued more than six months after the date on which instruments such as the Securities are first treated as giving rise to dividend equivalents. As noted above, you should assume for this purpose that a Security will be treated as issued on the date you acquire it. Withholding (if applicable) would apply to payments of interest (if the relevant Security were treated as a debt instrument), dividend equivalents (even if the relevant Security were not treated as a debt instrument) and, if the relevant Security were treated as paying interest or dividend equivalents, gross proceeds from the taxable disposition after December 31, 2016 of the relevant Security.

If withholding applies to the Securities, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and non-U.S. holders should consult their tax advisers regarding the potential application of FATCA to the Securities.

Information Reporting and Backup Withholding

Cash proceeds received from a disposition of a Security may be subject to information reporting, and may also be subject to backup withholding at the rate specified in the Code unless you provide certain identifying information (such as a correct taxpayer identification number, if you are a U.S. holder) and otherwise satisfy the requirements of the backup withholding rules. If you are a non-U.S. holder and you provide a properly completed Form W-8 appropriate to your circumstances, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We sold 600,000 Securities on the inception date through MLPF&S and one or more agents or dealers at their stated principal amount of $10.00 each. Additional Securities have been and may continue to be offered and sold from time to time, at prevailing prices at the time of sale. It is expected that such additional Securities will be offered through our affiliate, DBSI, acting as our agent, to investors and to dealers acting as principals for resale to investors. We will receive proceeds equal to 100% of the offering price of Securities sold after the inception date.

We may deliver Securities against payment therefor on a date that is greater than three business days following the date of sale of any Securities. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to transact in Securities that are to be issued more than three business days after the related trade date will be required to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S and each dealer in the initial distribution charged, and DBSI and any other agent and dealer in any subsequent distribution are expected to charge normal commissions for the purchase of the Securities.

Broker-dealers may make a market in the Securities, although none of them are obligated to do so and any of them may stop doing so at any time without notice. This prospectus (including this pricing supplement and the accompanying prospectus supplement and prospectus) may be used by such dealers in connection with market-making transactions. In these transactions, dealers may resell a Security covered by this prospectus that they acquire from us or from other holders after the original offering and sale of the Securities, or they may sell a Security covered by this prospectus in short sale transactions.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the Securities in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. Among other activities, broker-dealers and other persons may make short sales of the Securities that would be covered by this prospectus if they or those other persons were to cover such short positions by borrowing Securities from us or our affiliates or by purchasing Securities from us or our affiliates, whether or not subject to our obligation to repurchase such Securities at a later date. As a result of these activities, these market participants may be deemed statutory underwriters. If these activities are commenced, they may be discontinued at any time. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This prospectus will be deemed to cover any long or short sales of Securities by market participants who cover their long or short positions with Securities borrowed or acquired from us or our affiliates in the manner described above.

We have retained MLPF&S, a FINRA member, to provide certain services relating to the distribution of the Securities. MLPF&S and its affiliates will be paid a fee for their services, from the investor fee, equal to 0.36% per annum. DBSI will also provide certain services relating to distributions of the Securities after the inception date. Although DBSI will not receive discounts or commissions in connection with such services, DBSI is expected to charge normal commissions for the purchase of the Securities.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sales of Securities will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the Securities. Because DBSI is both our affiliate and a member of FINRA, any distribution of the Securities in which DBSI participates must comply with the requirements of Rule 5121 of FINRA. In accordance with Rule 5121, DBSI may not make sales of the Securities to any of its discretionary accounts without the prior written approval of the customer.

We have entered into a license agreement with MLPF&S pursuant to which MLPF&S has licensed us to use certain of its intellectual property in connection with the Securities. In connection with this license agreement, MLPF&S will be paid a licensing fee, from the investor fee, equal to 0.15% per annum. The amount of the fees that represent underwriting compensation will not exceed a total of 8% of the proceeds to us from the Securities.

From time to time, MLPF&S and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the Securities. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

In addition to ERISA's general fiduciary standards, Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" of such Plans with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans unless exemptive relief is available under a statutory or administrative exemption. Such Parties in Interest could include, without limitation, us, DBSI, the Calculation Agent, the paying agent, issuing agent, authenticating agent and registrar or any of our or their respective affiliates. Parties in Interest that engage in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. Thus, a plan fiduciary considering an investment in the Securities should also consider whether such investment might constitute or give rise to a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. For example, the Securities might be deemed to represent a direct or indirect sale of property, extension of credit or furnishing of services between a Party in Interest and an investing Plan which would be prohibited unless exemptive relief were available under an applicable exemption.

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the Securities and related lending transactions, provided that neither the Party in Interest nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction, and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the Securities.

Accordingly, unless otherwise provided in an applicable supplement, the Securities may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

The fiduciary investment considerations summarized above generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (collectively, "Non-ERISA Arrangements"). However, these Non-ERISA Arrangements may be subject to similar provisions under applicable federal, state, local, non-U.S. or other regulations, rules or laws ("Similar Laws"). The fiduciaries of plans subject to Similar Laws should also consider the foregoing issues in general terms as well as any further issues arising under any applicable Similar Laws.

Each purchaser or holder of the Securities or any interest therein shall be deemed to have represented and warranted, on each day such purchaser or holder holds such Securities, that either (a) it is not a Plan or a Non-ERISA Arrangement and it is not purchasing or holding such Securities on behalf of or with "plan assets" of any Plan or Non-ERISA Arrangement or (b) its purchase, holding and disposition of such Securities are eligible for exemptive relief under Section 406 of ERISA and Section 4975 of the Code and will not result in a violation of any Similar Law.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the Securities on behalf of any Plan or Non-ERISA Arrangement consult with their counsel prior to purchasing the Securities.

The Securities are contractual financial instruments. The financial exposure provided by the Securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Securities. The Securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Securities.

Each purchaser or holder of any Securities acknowledges and agrees that:

(i) **the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or any of our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the Securities, (B) the purchaser or holder's investment in the Securities, (C) the holding of the Securities, or (D) the exercise of or failure to exercise any rights we or our affiliate have under or with respect to the Securities;**

(ii) **we and our affiliates have acted and will act solely for our own account in connection with our obligations under the Securities;**

(iii) **any and all assets and positions relating to hedging transactions by us or any of our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;**

(iv) **our interests and the interests of our affiliates are adverse to the interests of the purchaser or holder; and**

(v) **neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.**

Each purchaser and holder of the Securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the Securities does not violate the fiduciary or prohibited transaction rules of ERISA, Section 4975 of the Code or any applicable Similar Laws. The sale of any Securities to any Plan or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

LEGAL MATTERS

Davis Polk & Wardwell LLP has acted as special counsel to the agents. Davis Polk & Wardwell LLP has in the past represented the Issuer and its affiliates and continues to represent the Issuer and its affiliates on a regular basis and in a variety of matters.

VALIDITY OF THE SECURITIES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the issuer, when the Securities offered by this pricing supplement have been executed and issued by the issuer and authenticated by the authenticating agent, acting on behalf of the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such Securities will be valid and binding obligations of the issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial applications giving effect to governmental actions or foreign laws affecting creditors' rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of July 31, 2015, filed as an exhibit to the opinion of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the senior indenture and the authentication of the Securities by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated July 31, 2015, which has been filed as an exhibit to the registration statement.

FORM OF OFFER FOR REPURCHASE

[PART A: TO BE COMPLETED BY THE BENEFICIAL OWNER]

Dated:
Deutsche Bank Securities Inc., as Repurchase Agent ("DBSI")
Fax: 917-512-9226

Re: ELEMENTS^{SM} Linked to the Morningstar$^{®}$ Wide Moat Focus Total Return Index due October 24, 2022 issued by Deutsche Bank AG (the "Securities")

The undersigned beneficial owner hereby irrevocably offers to Deutsche Bank AG ("Deutsche Bank") the right to repurchase the Securities in the amounts and on the date set forth below.

Name of beneficial owner:

Stated principal amount of Securities offered for repurchase (You must offer at least 250,000 Securities ($2,500,000 stated principal amount) for repurchase at one time for your offer to be valid.):

Applicable valuation date: _____ , 20__

Applicable repurchase date: _____ , 20__

Contact Name:

Telephone #:

My Securities are held in the following DTC Participant's Account (the following information is available from the broker through which you hold your Securities):

Name:
DTC Account Number (and any relevant sub-account):
Contact Name:
Telephone Number:

Acknowledgement: In addition to any other requirements specified in the Pricing Supplement being satisfied, I acknowledge that the Securities specified above will not be repurchased unless (i) this offer, as completed and signed by the DTC Participant through which my Securities are held (the "DTC Participant"), is delivered to DBSI by 4:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date, (ii) the DTC Participant has booked a "delivery vs. payment" ("DVP") trade on the applicable valuation date facing DBSI, and (iii) the DTC Participant instructs DTC to deliver the DVP trade to DBSI as booked for settlement via DTC at or prior to 10:00 a.m. on the applicable repurchase date.

The undersigned acknowledges that Deutsche Bank and DBSI will not be responsible for any failure by the DTC Participant through which such undersigned's Securities are held to fulfill the requirements for repurchase set forth above.

_____
[Beneficial Owner]

PART B OF THIS NOTICE IS TO BE COMPLETED BY THE DTC PARTICIPANT IN WHOSE ACCOUNT THE SECURITIES ARE HELD AND DELIVERED TO DBSI BY 4:00 P.M., NEW YORK CITY TIME, ON THE BUSINESS DAYS IMMEDIATELY PRECEDING THE APPLICABLE VALUATION DATE

BROKER'S CONFIRMATION OF REPURCHASE

[PART B: TO BE COMPLETED BY BROKER]

Dated:
Deutsche Bank Securities Inc., as Repurchase Agent

Re: ELEMENTS^{SM} Linked to the Morningstar® Wide Moat Focus Total Return Index due October 24, 2022 issued by Deutsche Bank AG (the "Securities")

Dear Sirs:

      The undersigned holder of ELEMENTS^{SM} Linked to the Morningstar® Wide Moat Focus Total Return Index due October 24, 2022 issued by Deutsche Bank AG) CUSIP No. 25153Q 70 8 (the "Securities") hereby irrevocably offers to Deutsche Bank AG the right to repurchase, on the Repurchase Date of _____, with respect to the stated principal amount of Securities indicated below as described in the pricing supplement relating to the Securities (the "Pricing Supplement"). Terms not defined herein have the meanings given to such terms in the Pricing Supplement.

      The undersigned certifies to you that it will (i) book a delivery vs. payment trade on the valuation date with respect to the stated principal amount of Securities specified below at a price per Security equal to the repurchase value, facing Deutsche Bank Securities Inc., DTC #0573 and (ii) deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the repurchase date.

Very truly yours,
[NAME OF DTC PARTICIPANT HOLDER]

_____

Contact Name:
Title:
Telephone:
Fax:
E-mail:

Stated principal amount of Securities offered for repurchase (You must offer at least 250,000 Securities ($2,500,000 stated principal amount) for repurchase at one time for your offer to be valid.):

_____

DTC # (and any relevant sub-account):

_____



25,000,000

ELEMENTS℠

Linked to the Morningstar® Wide Moat Focus℠ Total Return Index due October 24, 2022

Pricing Supplement

July 31, 2015

Deutsche Bank Securities **BofA Merrill Lynch**

As Agents for

Deutsche Bank AG, London Branch

ELEMENTS℠ and ELEMENTS are service marks of Merrill Lynch, Pierce, Fenner & Smith Incorporated

CUSIP Number: 25153Q708